Exhibit 99.1

Genetic Technologies Limited

A.B.N. 17 009 212 328

ASX Appendix 4E
Preliminary Final Report

for the year ended

30 JUNE 2009

GENETIC TECHNOLOGIES LIMITED	ASX Appendix 4E – 30 June 2009

ASX APPENDIX 4E

The following information for Genetic Technologies Limited (“GTG” and the “Company”) is provided under Listing Rule 4.3A of the Listing Rules of the Australian Securities Exchange (“ASX”).  The financial information provided in this Appendix 4E covers the consolidated Group, comprising Genetic Technologies Limited (the parent entity) and all entities that the Company controlled from time to time during the year and at the reporting date (30 June 2009).  The date of this Appendix 4E is 28 August 2009.

1.	The reporting period covers the financial year ended 30 June 2009 (“Reporting Period”).

The previous corresponding period is the financial year ended 30 June 2008 (“Previous Period”).

2.	Results for announcement to the Market:

		Reporting Period	Movement from Previous Period

2.1	Consolidated revenue from ordinary activities	$12,181,632	Decreased by $3,702,786	Decreased by 23.3%

2.2	Consolidated loss from ordinary activities after tax attributable to Members of the Company	$(7,841,073)	Increased by $2,394,984	Increased by 44.0%

2.3	Consolidated loss for the Reporting Period attributable to Members of the Company	$(7,841,073)	Increased by $2,394,984	Increased by 44.0%

2.4	No dividends were paid during the Reporting Period nor are any proposed.

2.5	Not applicable.

2.6	All matters pertaining to the figures above are described elsewhere in this Appendix 4E.

3.	Income Statements for the consolidated Group and the Company covering the Reporting Period and the Previous Period are provided on page 20 of the attached Financial Report.

4.	Balance Sheets for the consolidated Group and the Company covering the Reporting Period and the Previous Period are provided on page 21 of the attached Financial Report.

5.	Cash Flow Statements for the consolidated Group and the Company covering the Reporting Period and the Previous Period are provided on page 22 of the attached Financial Report.

6.	No dividends were paid during the Reporting Period or the Previous Period, nor are any proposed as at the date of this Appendix 4E.

7.	The Company does not have a Dividend Reinvestment Plan as at the date of this Appendix 4E.

8.	A Statement of Accumulated Losses covering the Reporting Period and the Previous Period is provided as Note 25 to the attached Financial Report.

9.	The consolidated net tangible assets as at the end of the Reporting Period were 2.54 cents per share.
The corresponding figure as at the end of the Previous Period was 4.00 cents per share.

GENETIC TECHNOLOGIES LIMITED	ASX Appendix 4E – 30 June 2009

ASX APPENDIX 4E (cont.)

10.
On 22 July 2008, the Company acquired 100% of the issued capital of Frozen Puppies Dot Com Pty. Ltd. (“FPDC”), Australia’s foremost provider of canine reproductive services, based in New South Wales.  Under the terms of the Agreement between the Company and FPDC, GTG acquired 100% of the issued share capital of FPDC in return for the issue to the FPDC shareholders of 12,254,902 ordinary shares in GTG and the payment of $153,160 in cash.  In other key terms of the acquisition, GTG advanced $346,840 in loan funds to FPDC to enable shareholder loans to be repaid, and Employment Agreements were executed between GTG and the five principals of FPDC.  Voluntary Restriction Agreements were also executed with all former FPDC shareholders.  As a result, 80% of the 12,254,902 GTG shares that were issued as part of the acquisition are subject to voluntary escrow and will be released from escrow in four equal tranches after the expiration of 6, 12, 18 and 24 months from the date of the issue, respectively.  During the period from the date on which control was obtained to 30 June 2009, FPDC generated a net profit of $113,580 from total sales of $738,959.

On 25 December 2008, the Company gained control of Genetic Technologies (Beijing) Limited (“GTBL”), a Chinese-based company that was incorporated by Genetic Technologies Limited on that date.  During the period from the date on which control was obtained to 30 June 2009, GTBL generated a loss of $143,318 from total sales of $50,841.

11.
During the Reporting Period, the consolidated Group held no interests in any associated entities.  However, as at the beginning of the Reporting Period, the Company held a 14.66% direct equity interest in the North Laverton Joint Venture with Regis Resources Limited (“Regis”).

On 27 August 2008, the Company sold its entire interest in the North Laverton Joint Venture to Regis in return for the payment of $100,000 in cash and 500,000 fully paid ordinary shares in Regis.  As part of the sale, the Company had returned to it a performance bond which had a face value of $68,917 as at 30 June 2008.  Further, the Company was fully indemnified by Regis against any future rehabilitation liabilities which may arise from the exploration activities of the Joint Venture up until the date of sale.  This indemnification enabled the Company, during the Reporting Period, to reverse a provision of $94,987 in respect of such liabilities which had been recorded in the Company’s balance sheet as at 30 June 2008.  As at 30 June 2009, the 500,000 fully paid ordinary shares in Regis that were obtained as part of the sale were still owned by Genetic Technologies Limited and had a fair value of $255,000.

12.
Apart from the information contained elsewhere in this Appendix 4E, there is no other significant information needed by an investor to make an informed assessment of the Company’s financial performance and financial position as at the Reporting Date.

13.	Not applicable.

14.	Commentary on the financial results

During the 2009 financial year, Genetic Technologies Limited and its subsidiaries generated consolidated gross revenues and other income of approximately $12.2 million, representing a 23.3% decrease over the corresponding figure for the 2008 year.  The overall decrease of $3.7 million included a significant increase in revenue from operations (comprising the provision of genetic testing and reproductive services, but excluding fees from out-licensing activities) of $1.5 million, or 37.3%, offset by a $5.3 million, or 49.8%, fall in revenue from the Company’s out-licensing activities.

During the year, the range of tests and services offered by the Company continued to expand, particularly to the canine market, largely as a result of the Company’s successful acquisition in July 2008 of Frozen Puppies Dot Com Pty. Ltd., Australia’s foremost provider of canine reproductive services.  The Company is now capitalising on the achievements made in this area during the financial year with the opening of three new facilities, one in each of Victoria, New South Wales and Queensland, in the latter part of the 2009 calendar year.  These new facilities will offer a range of specialist breeding services in addition to selling the Company’s existing genetic testing and reproductive services.  Once established, the facilities will form an important part of the expansion of this business, a program which began with the opening of a similar facility by the Company in Beijing, China, and a branch office in Whangarei, New Zealand in late 2008.

GENETIC TECHNOLOGIES LIMITED	ASX Appendix 4E – 30 June 2009

ASX APPENDIX 4E (cont.)

14.	Commentary on the financial results (cont.)

As part of the Company’s plans to expand the range of products it can offer its customers, discussions are underway with a number of overseas companies with a view to establishing exclusive distribution agreements that will enable the Company to sell their novel tests in Australia and elsewhere in the Asia Pacific region.  It is expected that the margins to be generated from the sale of such products could be attractive.  Further, the recent appointment by the Company of a specialist sales and marketing head, together with new marketing initiatives and the development of a multi-tiered channel strategy, will further support the expected continued growth from operations in the 2010 financial year.

The Group’s consolidated loss after tax of $7.86 million included net non-cash items of approximately $2.21 million, comprising amortisation of patents and depreciation of plant and equipment ($3.99 million), impairment losses and other write-downs ($318,000), net foreign exchange gains ($68,000), a share-based payments credit ($43,000), non-cash revenues generated from the Applera settlement ($1.80 million), net gains on disposal of plant and equipment ($101,000) and the fair value of shares acquired from the sale of the Company’s joint venture interests ($85,000).

Finally, during the 2009 year, the Company continued to fund three research projects, which have the potential to generate further valuable intellectual property for the Company.  If successful, the commercial prospects for these projects could be substantial and would provide important additional income in the future.  It is envisaged that the technical progress made during the year by these projects will enable the Company to approach potential partners during the 2010 financial year with a view to accelerating their commercialisation and reducing the current funding costs.

The Company continues to pursue further licenses to its non-coding technology, however, the Directors are mindful of the uncertainties of this revenue stream, particularly as the underlying patents have a finite life.  The Directors therefore believe that the results for the 2009 financial year validate the strategies now being pursued by the Company and provide a sound platform for further growth and expansion of the Company’s core operations during the 2010 financial year.

15.	The Financial Report which is attached to this Appendix 4E has been audited by the Company’s auditor, Ernst & Young.

16.	The Directors of the Company confirm that the Auditor’s Report for the year ended 30 June 2009 does not contain any form of qualification.

17.	Not applicable.

Genetic Technologies Limited

A.B.N. 17 009 212 328

Financial Report

for the year ended

30 JUNE 2009

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

CORPORATE INFORMATION

Directors
Fred Bart (Non-Executive Chairman)
Sidney C. Hack (Non-Executive)
Huw D. Jones (Non-Executive)

Company Secretary
Thomas G. Howitt

Registered Office
60-66 Hanover Street,
Fitzroy  Vic.   3065
Australia

Telephone:    +61 3 8412 7000
Facsimile:      +61 3 8412 7040
Email:             info@gtg.com.au

Share Register	Bankers
Computershare Investor Services Pty. Ltd.	St. George Bank Limited	KeyBank National Association
Level 2, 45 St. George’s Terrace,	530 Collins Street,	1130 Haxton Drive,
Perth W.A. 6000	Melbourne Vic. 3000	Fort Collins CO 80525
Australia	Australia	USA

Telephone: +61 8 9323 2000
Facsimile: +61 8 9323 2033
Website: www.computershare.com.au

Auditor	Stock Exchanges
Ernst & Young	Australian Securities Exchange	NASDAQ Global Market
Chartered Accountants,	Code: GTG	Ticker: GENE
The Ernst & Young Building,	Stock Exchange Centre,	The NASDAQ Stock Market,
Level 23, 8 Exhibition Street,	2 The Esplanade,	One Liberty Plaza, 165 Broadway,
Melbourne Vic. 3000	Perth W.A. 6000	New York NY 10006
Australia	Australia	USA

Company website
www.gtg.com.au

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

DIRECTORS’ REPORT

The Directors submit their Report for the year ended 30 June 2009.

DIRECTORS

The names and details of the Directors of Genetic Technologies Limited who held office during the 2009 financial year and until the date of this Report are stated below, as are the periods during which they served.

Directors in office as at the date of this Report

Fred Bart (Non-Executive Chairman)
In office from 1 July 2008 up to the date of this Report
Mr. Bart, 54, has been involved in the textile industry for the last 25 years as well as being a significant investor in the resource and property sectors in Australia and overseas.  He also serves as a member of the Company’s Audit Committee and brings to the Company extensive commercial experience from his involvement in the manufacturing and textile industries.  He is also Chairman of Electro Optic Systems Holdings Limited and Global Properties Limited, both ASX-listed companies, and is a member of the Australian Institute of Company Directors.  He was appointed to the Board on 26 October 1996 and also serves as Chairman of the Company’s Canadian-listed subsidiary, Gtech International Resources Limited.

Sidney C. Hack, CPA (Non-Executive)
In office from 19 November 2008 up to the date of this Report
Mr. Hack, 71, was appointed to the Board on 19 November 2008.  He also serves as Chairman of both the Company’s Audit Committee and its Corporate Governance Committee.  He is a Certified Practising Accountant and Registered Company Auditor and retired in 2006 after serving 30 years as a senior partner of Hack Anderson & Thomas, Chartered Accountants.  Mr. Hack has extensive experience in large company audits, financial planning and taxation and has served on various other Boards during his career.

Huw D. Jones, BEng (Hons), MBA (Non-Executive)
In office from 19 November 2008 up to the date of this Report
Mr. Jones, 46, was appointed to the Board on 19 November 2008.  He also serves as a member of the Company’s Audit Committee and its Corporate Governance Committee and is currently Executive Director and Chief Executive Officer of Aeris Environmental Ltd., an ASX-listed environmental services company focused on the removal of biological contamination in food cold storage, air-conditioning and commercial water systems.  Prior to joining Aeris, he was Managing Director of Datex-Ohmeda Australasia (now part of GE Healthcare).

Other Directors who served during the 2009 financial year

Henry Bosch AO, BA (Hons), MA
In office from 1 July 2008 until 19 November 2008
Mr. Bosch was appointed to the Board on 24 June 2005 and was appointed Non-Executive Chairman of the Board on 23 November 2005.  He also served as Chairman of the Company’s Corporate Governance Committee and as a member of its Audit Committee.  He is a former Chairman of the National Companies and Securities Commission, the predecessor of the Australian Securities and Investments Commission, Australia’s principal corporate regulator, and has served as Chairman of the Working Group on Corporate Practices and Conduct and Chairman of the committee which produced the Australian Standard on corporate governance.  He was made an Officer of the Order of Australia in January 1991.

David Carruthers, BCom, CA, CFTP (Snr.), MAICD Dip.
In office from 1 July 2008 until 19 November 2008
Mr. Carruthers was appointed to the Board on 26 February 2007 and served as Chairman of the Company’s Audit Committee.  He has acted as Chief Financial Officer of BP Finance for the global operations based in London and as the European Regional Chief Executive Officer based in Brussels.  More recently, Mr. Carruthers has provided advisory services in financial risk management to clients in the Asia-Pacific region and is Head of Corporate Finance, Tristar Corporate Advisors and Chief Financial Officer, Olympus Funds Management.

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

DIRECTORS (cont.)

Other Directors who served during the 2009 financial year (cont.)

John S. Dawkins AO, Dip Ag, BEc
In office from 1 July 2008 until 19 November 2008
Mr. Dawkins was appointed to the Board on 24 November 2004 and served on both the Corporate Governance and Audit Committees.  Mr. Dawkins served in the Australian House of Representatives for the Australian Labor Party between 1983 and 1993 when he served in the Hawke and Keating Governments as Finance Minister, Trade Minister, Employment Education and Training Minister and finally Treasurer.  He serves and has served on the Boards of a number of companies including Chairman of Elders Rural Bank and Retail Energy Market Company and on the Boards of ASX-listed companies Integrated Legal Holdings Limited and MGM Wireless Limited.  He was made an Officer of the Order of Australia in June 2000 and awarded the Centenary Medal in January 2000.

Dr. Mervyn Jacobson, MBBS
In office from 1 July 2008 until 12 December 2008
Dr. Jacobson is a legally qualified Medical Practitioner and has more than 35 years experience in developing new medical technology and in bringing new medical and biomedical goods and services to the market, working with biotechnology enterprises in Australia, UK, Switzerland, USA, Canada, Mexico and China.  In 1989, he co-founded GeneType AG, the research start-up that subsequently led to the formation of Genetic Technologies Limited.  He was appointed to the Company’s Board of Directors in May 2000, and served as its Executive Chairman from August 2000 until November 2005 and as its Chief Executive Officer until September 2007.  He also served on the Company’s Corporate Governance Committee and as Chairman of its Canadian-listed subsidiary, Gtech International Resources Limited.

Michael B. Ohanessian, BEng (Hons), MBA
In office from 1 July 2008 until 19 November 2008
Mr. Ohanessian was appointed to the Board and as the Company’s Chief Executive Officer on 24 September 2007 and served as a member of the Company’s Corporate Governance Committee.  Prior to joining the Company, he served for seven years as Chief Executive Officer of Vision Biosystems, a division of former ASX-listed Vision Systems Limited, where he led a strategic restructure of the business, involving the acquisition of a large UK-based reagents operation, and played a key part in successfully transforming it into a world leader in the immunohistochemistry market.  Prior to his role at Vision, Mr. Ohanessian worked for the Boston Consulting Group where, over a period of four years, he gained considerable experience in a variety of industries, finally focussing on biotechnology.  Mr. Ohanessian holds an MBA from Melbourne Business School.

Dr. Leanne Rowe AM, MD, MB, BS, FRACGP, Dip. RACOG, FAICD
In office from 1 July 2008 until 19 November 2008
Dr. Rowe was appointed to the Board of Directors on 16 April 2008.  She currently serves as Deputy Chancellor of Monash University, one of Australia’s leading universities, and is an immediate past Chairman of the Royal Australian College of General Practitioners, an organisation representing Australian General Practice with a membership of over 15,000 GPs.  Dr. Rowe currently serves as a health consultant working with a number of Melbourne based consultancy companies evaluating national programs and is leading a national initiative on medical workplace violence across all medical organisations.  In addition to her current roles, Dr. Rowe has extensive past experience across a variety of areas in medicine and surgery, including community medicine, adolescent health, emergency medicine and postnatal care.

Company Secretary

Thomas G. Howitt, BCom, CA, FTIA, ACIS, AICPA (Company Secretary and Chief Financial Officer)
In office from 1 July 2008 up to the date of this Report
Mr. Howitt, 45, was appointed as the group’s first full-time Chief Financial Officer on 1 June 2004 and as its Company Secretary on 30 June 2005.  During his 20-plus year career, he has served as CFO and Company Secretary for a number of companies, listed on both the ASX and several foreign stock exchanges.  His wide experience covers all facets of financial management and control across a variety of industries, including resources and technology (domestic and international), having been instrumental in the successful development, patenting and subsequent commercialisation of several innovative technologies.  He has played key roles in the raising of bank debt and equity capital and the management of complex due diligence programs and has worked as a senior Taxation Consultant for Ernst & Young and in the investment banking industry.  He also serves as President of the Company’s Canadian-listed subsidiary, Gtech International Resources Limited.

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

DIRECTORS (cont.)

Interests in the shares and options of the Company and related bodies corporate

As at the date of this Report, the interests of the Directors in the shares and options of the Company are as follows:

Director	Ordinary shares	Options over ordinary shares
Fred Bart (note)	25,918,214	-
Sidney C. Hack	-	-
Huw D. Jones	-	-

Note:    Mr. Bart also controls 88,500 common shares in Gtech International Resources Limited, a subsidiary of the Company.

EARNINGS PER SHARE

Basic loss per share (cents per share)	(2.1)
Diluted loss per share (cents per share)	(2.1)

DIVIDENDS

No dividends have been paid since the end of the previous financial year, nor have the Directors recommended that any dividend be paid.

CORPORATE INFORMATION

Corporate structure

Genetic Technologies Limited is a company limited by shares that is incorporated and domiciled in Australia.  The Company has prepared a consolidated financial report incorporating the entities that it controlled during the financial year, which are outlined in the following illustration of the Group’s corporate structure as at the date of this Report:

Nature of operations and principal activities

The principal activities of the entities within the Group during the financial year were the provision of genetic testing and canine reproductive services.  The Company also conducted out-licensing of its intellectual property relating to “non-coding DNA” and research and development in the areas of genetics and related fields.

With the exception of the acquisition of the canine reproductive services business owned by Frozen Puppies Dot Com Pty. Ltd., there have been no significant changes in the nature of these activities during the financial year.

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report
CORPORATE INFORMATION (cont.)

Group overview

Genetic Technologies Limited was incorporated in Western Australia on 5 January 1987 as Concord Mining N.L.  The Company undertook a series of mining projects and, following several intervening changes, changed its name to Duketon Goldfields N.L. on 15 March 1995.  On 15 October 1999, the Company changed its status from a no liability company to a company limited by shares and, on 29 August 2000, it completed the acquisition of GeneType AG, a Swiss private company.  GeneType AG had been formed in 1989 by Dr. Mervyn Jacobson and Dr. Malcolm Simons after they met and resolved to test the hypothesis that the non-coding or “junk” DNA regions were in reality not “junk”, but a valuable and highly ordered reservoir of useful genetic information, a fact which had been overlooked by the scientific community up until that time.  As a result of the acquisition of GeneType AG, the Company changed its business from mining to biotechnology and changed its name to Genetic Technologies Limited.

The Company has since established a fee-for-service genetic testing business that has grown to become the largest non-government operation of its type in Australia.  The business performs a wide variety of genetic tests on humans and animals which includes human diagnostics, forensics and animal pedigree tests.  With the acquisition by the Company of Frozen Puppies Dot Com Pty. Ltd. in July 2008, the range of services being offered to canine customers has expanded considerably.

The Company also conducts a successful out-licensing program in respect of its non-coding technology and actively supports three distinct research projects, each of which is described in detail elsewhere in the Annual Report.

Operating results for the year

During the 2009 financial year, Genetic Technologies Limited and its subsidiaries generated consolidated gross revenues and other income of approximately $12.2 million, representing a 23.3% decrease over the corresponding figure for the 2008 year.  The overall decrease of $3.7 million included a significant increase in revenue from operations (comprising the provision of genetic testing and reproductive services, but excluding fees from out-licensing activities) of $1.5 million, or 37.3%, offset by a $5.3 million, or 49.8%, fall in revenue from the Company’s out-licensing activities.

During the year, the range of tests and services offered by the Company continued to expand, particularly to the canine market, largely as a result of the Company’s successful acquisition in July 2008 of Frozen Puppies Dot Com Pty. Ltd., Australia’s foremost provider of canine reproductive services.  The Company is now capitalising on the achievements made in this area during the financial year with the opening of three new facilities, one in each of Victoria, New South Wales and Queensland, in the latter part of the 2009 calendar year.  These new facilities will offer a range of specialist breeding services in addition to selling the Company’s existing genetic testing and reproductive services.  Once established, the facilities will form an important part of the expansion of this business, a program which began with the opening of a similar facility by the Company in Beijing, China, and a branch office in Whangarei, New Zealand in late 2008.

As part of the Company’s plans to expand the range of products it can offer its customers, discussions are underway with a number of overseas companies with a view to establishing exclusive distribution agreements that will enable the Company to sell their novel tests in Australia and elsewhere in the Asia Pacific region.  It is expected that the margins to be generated from the sale of such products could be attractive.  Further, the recent appointment by the Company of a specialist sales and marketing head, together with new marketing initiatives and the development of a multi-tiered channel strategy, will further support the expected continued growth from operations in the 2010 financial year.

The Group’s consolidated loss after tax of $7.86 million included net non-cash items of approximately $2.21 million, comprising amortisation of patents and depreciation of plant and equipment ($3.99 million), impairment losses and other write-downs ($318,000), net foreign exchange gains ($68,000), a share-based payments credit ($43,000), non-cash revenues generated from the Applera settlement ($1.80 million), net gains on disposal of plant and equipment ($101,000) and the fair value of shares acquired from the sale of the Company’s joint venture interests ($85,000).

Finally, during the 2009 year, the Company continued to fund three research projects, which have the potential to generate further valuable intellectual property for the Company.  If successful, the commercial prospects for these projects could be substantial and would provide important additional income in the future.  It is envisaged that the technical progress made during the year by these projects will enable the Company to approach potential partners during the 2010 financial year with a view to accelerating their commercialisation and reducing the current funding costs.

The Company continues to pursue further licenses to its non-coding technology, however, the Directors are mindful of the uncertainties of this revenue stream, particularly as the underlying patents have a finite life.  The Directors therefore believe that the results for the 2009 financial year validate the strategies now being pursued by the Company and provide a sound platform for further growth and expansion of the Company’s core operations during the 2010 financial year.

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report
CORPORATE INFORMATION (cont.)

Review of financial condition

Capital structure

As at the date of this Report, the Company had a total of 374,644,801 fully paid ordinary shares on issue.  All of these shares were listed on the Australian Securities Exchange, and on the NASDAQ Global Market in the USA via the Company’s American Depositary Receipts.  During the financial year ended 30 June 2009, a total of 12,254,902 shares were issued by the Company as partial consideration for the acquisition of Frozen Puppies Dot Com Pty. Ltd. (refer Note 36).  As at the date of this Report, a total of 4,901,956 ordinary shares were subject to voluntary escrow (refer ASX Additional Information).

Treasury and related policies

During the previous financial year, the Company introduced a Cash Management Policy.  The Company follows industry accepted leading practice by investing the Company’s cash assets in a range of short-term interest-bearing deposits with appropriately rated financial institutions.

Cash used in operations

During the financial year, the consolidated net cash flows used in operations was approximately $4.92 million.  This result was $5.35 million lower than the operating cash flows from the prior year which reflected net inflows of almost $423,000.  Overall, the Group’s consolidated cash assets decreased by approximately $5.54 million during the 2009 financial year.

Liquidity and funding

On 14 January 2005, the Company executed a Master Asset Finance Agreement with National Australia Bank Limited in respect of a $2,500,000 asset finance facility (the “Facility”).  During the period from inception up to 30 June 2009, the Company had financed the acquisition of laboratory and other equipment under the Facility with a total cost of $2,235,732.  As at 30 June 2009, the total outstanding liability in respect of this facility was $373,444 (refer Note 31).

As at the date of this Report, the Company had two credit card facilities.  The first, with St. George Bank Limited, had a total credit limit of $145,000 and, as at 30 June 2009, a total liability of $22,731 was outstanding.  The second, with Bank of New Zealand, had a total credit limit of $2,000 and, as at 30 June 2009, a total liability of $227 was outstanding.

Risk management

The Group takes a proactive approach to risk management.  The Board is responsible for ensuring that risks and opportunities are identified on a timely basis and that the Group’s objectives and activities are aligned with the risks and opportunities identified by the Board.  The Board believes that it is important for all Board members to be a part of this process and the Board takes overall responsibility for the recognition and management of risk.  The overview of the compliance and control mechanisms has been delegated to the Audit Committee through its Charter.  The Board believes that the Group is not yet sufficiently large to warrant the appointment of an internal auditor.  During the previous financial year, the Company expanded its risk management activities with the establishment of a Risk Management Committee which meets to evaluate risks faced by the business and reports its findings back to the Audit Committee.

Employees

The Group employed 65 full-time equivalent employees as at 30 June 2009 (2008: 60 employees).

Statement of compliance

The statement provided to the Board by the Chief Executive Officer and the Chief Financial Officer on the integrity of the financial statements is founded on a sound system of risk management and internal compliance and control.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

During the 2010 financial year, the Group will focus on the expansion of its genetic testing and canine reproductive service businesses and the continuation of its licensing program, both domestically and in overseas markets.  It will also commit resources to the advancement of its three research programs with a view to generating valuable intellectual property for commercial exploitation.

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

On 22 July 2008, the Company acquired 100% of the issued capital of Frozen Puppies Dot Com Pty. Ltd. (“FPDC”), Australia’s foremost provider of canine reproductive services.  Under the terms of the Agreement between the Company and FPDC, Genetic Technologies Limited (“GTG”) acquired 100% of the issued share capital of FPDC in return for the issue to the FPDC shareholders of 12,254,902 ordinary shares in GTG and the payment of $153,160 in cash.  In other terms of the acquisition, GTG advanced $346,840 in loan funds to FPDC to enable existing shareholder loans to be repaid and Employment Agreements were executed between the Company and the five principals of FPDC.  Voluntary Restriction Agreements were also executed with all former FPDC shareholders.  As a result, 80% of the 12,254,902 GTG shares that were issued as part of the acquisition were subject to voluntary escrow at that date.  The escrowed shares are being released from escrow in four equal tranches after the expiration of 6, 12, 18 and 24 months from the date of issue, respectively.

On 27 August 2008, the Company sold its entire interest in the North Laverton Joint Venture to its partner, Regis Resources Limited (“Regis”), for $185,000 comprising $100,000 in cash and 500,000 fully paid ordinary shares in Regis which had a fair value of $0.17 each on the date of issue.  As part of the sale, the Company had returned to it a performance bond which had a face value of $68,917 as at 30 June 2008.  Further, the Company has been fully indemnified by Regis against any future rehabilitation liabilities which may arise from the exploration activities of the Joint Venture undertaken up until the date of sale.  This indemnification enabled the Company, during the year ended 30 June 2009, to fully reverse the provision of $94,987 in respect of such liabilities which had been recorded in the Company’s balance sheet as at 30 June 2008.  As at 30 June 2009, the 500,000 fully paid ordinary shares in Regis had been revalued to their fair value of $255,000.

On 5 November 2008, the Company received a letter from the Australian Taxation Office advising that a previous review of the Company’s available tax losses had been escalated to a full audit.  As at the date of this Report, the Company is unable to form an assessment of the likely impact, if any, of this audit.

On 19 November 2008, at the Company’s 2008 Annual General Meeting of shareholders, five of the Company’s Directors (Non-Executive Chairman Mr. Henry Bosch AO, Mr. John Dawkins AO, Dr. Leanne Rowe AM, Mr. David Carruthers and Chief Executive Officer Mr. Michael Ohanessian) were removed as Directors of the Company.  On the same day, immediately following the AGM, Mr. Huw Jones and Mr. Sid Hack were appointed as Directors of the Company to fill casual vacancies.  Subsequent to Mr. Ohanessian’s removal as a Director, the Company paid him a termination benefit of $345,000 under the terms of his employment agreement.  The termination of the other Directors did not incur any form of termination payment.

On 28 November 2008, the Company established a branch office in Whangarei, New Zealand.

On 12 December 2008, Dr. Mervyn Jacobson resigned as a Director of the Company.

On 25 December 2008, the Company’s Chinese subsidiary, Genetic Technologies (Beijing) Limited was incorporated.

On 4 May 2009, Dr. Paul MacLeman was appointed as Chief Executive Officer of the Company, replacing Mr. Ohanessian.

On 26 May 2009, the United States Patent and Trademark Office issued a first non-final Office Action relating to one of the Company’s patents covering its non-coding DNA analysis technology.  Seven of the thirty six claims of United States Patent number 5,612,179 are the subject of the re-examination.  This initial action is preliminary and non-final and the Company has since filed a response to the action.  As the re-examination has been initiated ex parte, there is no third party to the proceedings.  The Company is confident that the claims under examination will be upheld.

On 10 June 2009, the Company advised that the nullification action filed in the German Federal Patent Court against one of the Company’s German patents (Patent number 69029018.7) by Bioscientia Institut fuer Medizinische Diagnostik GmbH (“Bioscientia”) of Ingelheim, Germany had been withdrawn by Bioscientia, with the approval of the Court.  Bioscientia has no right of appeal.  German Patent number 69029018.7, which is owned by Genetic Technologies Limited, is part of the Company’s worldwide family of patents covering so-called “non-coding DNA” and forms the basis of the Company’s out-licensing program.

During the year ended 30 June 2009, the investigation by the Australian Securities and Investments Commission (“ASIC”) regarding certain past trading in the Company’s shares continued.  The Company has cooperated fully with ASIC and still believes that, whilst the investigation does not relate to any wrongdoing by the Company itself, it does relate to the activities of two former Executives of the Company, one of whom is still the Company’s largest shareholder.  In December 2008, various charges were laid against the two former Executives under section 1041A of the Corporations Act 2001.  The Company believes that a further hearing in respect of this matter, which is being prosecuted by the Commonwealth Director of Public Prosecutions, will be held in February 2010.

There were no other significant changes in the state of affairs that are not described elsewhere in this Report.

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

SIGNIFICANT EVENTS AFTER BALANCE DATE

As at 30 June 2009, a dispute existed between the Company and its landlord, Bankberg Pty. Ltd. (a company associated with former Director Dr. Mervyn Jacobson) in relation to amounts receivable from the landlord in respect of the premises leased by the Company in Fitzroy, Victoria.  On 28 July 2009, a Letter of Intent was signed by the parties which established the parameters for calculating the amount to be paid as at 30 June 2009.  On 20 August 2009, the parties reached agreement as to the amount of this payment which has been reflected in the Company’s balance sheet as at 30 June 2009.

Apart from this event, there have been no other significant events which have occurred after balance date.

SHARE OPTIONS

Unissued shares under option

As at both the reporting date and the date of this Report, there were 4,400,000 unissued ordinary shares in the Company under option.  All options were issued at nil cost to the holders.  Refer Note 27 to the attached financial statements for further details regarding the outstanding options.

Shares issued as a result of the exercise of options

During the financial year, no shares were issued as a result of the exercise of any options, nor have any options been exercised since the end of the financial year.  During the 2009 financial year, however, a total of 6,775,602 options that had previously been issued to employees, some of whom had resigned from the Company, lapsed.  Of this number, a total of 5,700,602 options were forfeited, whilst the remaining 1,075,000 options expired.  No new options were granted during the 2009 financial year.  Option holders do not have any right, by virtue of their options, to participate in any share issue of the Company or any related body corporate.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

During the financial year, the Company paid a premium in respect of a contract insuring the Directors and Officers of the Company and any related body corporate against a liability incurred in his or her capacity as a Director or Officer to the extent permitted by the Corporations Act 2001.  The contract of insurance prohibits disclosure of the nature of the insurance provided and the amount of the premium.  The Company has agreed to indemnify the current Directors, Executive Officers and former Directors against all liabilities to other persons that may arise from their position as Directors or Officers of the Company and its subsidiaries, except where to do so would be prohibited by law.

ENVIRONMENTAL REGULATION AND PERFORMANCE

The Group ceased its active exploration activities in 1999.  As at 1 July 2008, the Group retained a 14.66% direct equity interest in the North Laverton Joint Venture in Western Australia with Regis Resources Limited (“Regis”).  There are significant environmental regulations under the Western Australia Mining Act 1978 and Environment Protection Act 1986 and license requirements relating to waste disposal, water and air pollution exist in relation to mining activities undertaken by the joint venture.  The Directors are not aware of any significant breaches of these regulations during the period covered by this Report.  On 27 August 2008, the Company sold its entire interest in the joint venture to Regis and, as part of the sale, was fully indemnified by Regis against any future rehabilitation liabilities which may arise from the exploration activities of the joint venture undertaken up until the date of sale.

REMUNERATION REPORT (AUDITED)

Introduction

This Remuneration Report outlines the Director and Executive remuneration arrangements of Genetic Technologies Limited (the “Company”) and its subsidiaries (collectively, the “Group”) in accordance with the requirements of the Corporations Act 2001 and its Regulations.

For the purposes of this Report, Key Management Personnel (“KMP”) of the Group are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company and the Group, directly or indirectly, including any Director (whether executive or otherwise) of the parent company, and includes the five executives in the parent and the Group, as set out below, receiving the highest remuneration.

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

REMUNERATION REPORT (AUDITED) (cont.)

Introduction (cont.)

For the purposes of this Report, the term “Executive” encompasses the Group’s Chief Executive Officer (a position held by three individuals during the 2009 financial year), Chief Financial Officer and Company Secretary, and Chief Operating Officer (a position held by two individuals during the 2009 financial year).  There were only three Executive positions within the Group during the 2009 financial year.

Details of Key Management Personnel

Directors	Executives
Fred Bart (Non-Executive Chairman)	Dr. Paul D.R. MacLeman (Chief Executive Officer)
Sidney C. Hack (Non-Executive)	Thomas G. Howitt (Chief Financial Officer and Company Secretary)
Huw D. Jones (Non-Executive)	M. Luisa Ashdown (interim Chief Operating Officer)
Henry Bosch AO (former Non-Executive Chairman)	Michael B. Ohanessian (former Chief Executive Officer)
David Carruthers (former Non-Executive)	Ross Barrow (former Chief Operating Officer)
John S. Dawkins AO (former Non-Executive)
Dr. Mervyn Jacobson (former Non-Executive)
Dr. Leanne Rowe AM (former Non-Executive)

Notes:

1.	Messrs. Bosch, Carruthers, Dawkins, Ohanessian and Dr. Rowe were removed as Directors on 19 November 2008.

2.	Messrs. Hack and Jones were appointed as Non-Executive Directors on 19 November 2008.

3.	Dr. Jacobson resigned as a Director on 12 December 2008.

4.	Dr. MacLeman was appointed as Chief Executive Officer on 4 May 2009.

5.	Mr. Howitt served as Interim Chief Executive Officer from 17 December 2008 until 3 May 2009.

6.	Ms. Ashdown was appointed as Interim Chief Operating Officer on 7 January 2009.

7.	Mr. Ohanessian was removed as Chief Executive Officer on 19 November 2008.

8.	Mr. Barrow resigned as Chief Operating Officer on 31 December 2008.

Corporate Governance Committee

The Corporate Governance Committee of the Board of Directors of the Company (formerly known as the Nomination and Remuneration Committee) was established on 21 April 2005 and is, amongst other things, responsible for determining and reviewing remuneration arrangements for the Directors, the Chief Executive Officer and the senior management team.  The Committee is chaired by Mr. Sidney Hack and has as a member Mr. Huw Jones, both of whom are independent directors.

The Corporate Governance Committee has been established to assess the appropriateness of the nature and amount of remuneration paid to Directors and Executives on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality Board and senior executive team.

Remuneration strategy

The performance of the Company depends upon the quality of its Directors and Executives.  To prosper, the Company must attract, motivate and retain appropriately skilled Directors and Executives.

To this end, the Company embodies the following principles in its remuneration framework:

➢	provide competitive rewards to attract high calibre Executives;

➢	wherever possible, link Executive rewards to shareholder value;

➢	ensure that a portion of an Executive’s remuneration is “at risk”; and

➢	establish appropriate, demanding performance hurdles for variable Executive remuneration.

The remuneration strategy is approved by the Corporate Governance Committee.

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

REMUNERATION REPORT (AUDITED) (cont.)

Remuneration structure

In accordance with best practice corporate governance, the structure of Non-Executive Director and Executive remuneration is separate and distinct.

The Company’s current remuneration policies provide some degree of linkage between an Executive’s performance based remuneration and the overall financial performance of the Company, particularly in the achievement of budgeted earnings before interest tax, depreciation and amortisation (EBITDA) targets which, in turn, links to overall Company profitability and indirectly to the Company’s share price.  These policies are continually expanded in order to provide stronger linkage between the remuneration of the Company’s Executives and its performance.

Non-Executive Director remuneration

Objective

The Board seeks to set aggregate remuneration at a level which provides the Company with the ability to attract and retain Directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders.

Structure

The Company’s Constitution and the Listing Rules of the Australian Securities Exchange specify that the aggregate remuneration of Non-Executive Directors shall be determined from time to time by a General Meeting of shareholders.  An amount not exceeding the amount determined is then divided between the Directors as agreed.  The most recent determination was made at the 2007 Annual General Meeting, when shareholders approved an aggregate remuneration of $500,000 per year.

The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst Directors are reviewed annually.

Each Non-Executive Director receives a fee for serving as a Director of the Company.  No additional fees are paid to any Director for serving on either of the two sub-committees of the Board.

Executive remuneration

Objective

The Group aims to reward Executives with a level and mix of remuneration commensurate with their positions and responsibilities within the Group and so as to:

➢	reward Executives for Group and individual performance against targets set by reference to suitable benchmarks;

➢	align the interests of Executives with those of the shareholders; and

➢	ensure that the total remuneration paid is competitive by market standards.

Structure

The remuneration paid to Executives is set with reference to prevailing market levels and comprises a fixed salary, various short-term incentives (which are linked to agreed Key Performance Indicators (“KPIs”), as described below under the heading of Variable remuneration), and a long-term option component.

Fixed remuneration

Objective

The Corporate Governance Committee oversees the setting of fixed remuneration on an annual basis.  The process consists of a review of Company, divisional and individual performance, relevant comparative remuneration in the market and internally and, where appropriate, external advice on policies and practices.  The members of the Committee have access to external advice independent of Management.

Structure

Fixed remuneration consists of some or all of the following components:

➢	base salary;

➢	non-monetary benefits which can include motor vehicle allowance, costs associated with novated motor vehicle leases, parking (and associated fringe benefits tax, if applicable); and

➢	superannuation benefits, which includes employer contributions.

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

REMUNERATION REPORT (AUDITED) (cont.)

Fixed remuneration (cont.)

With the exception of the employer contributions to superannuation, Executives are given some flexibility to decide the composition of their total fixed remuneration and the allocation between cash and other benefits.  It is intended that the manner of payment chosen will be optimal for the recipient without creating any additional cost for the Group.

Fixed remuneration is reviewed annually with reference to individual performance, market benchmarks for individual roles and the overall performance of the Group.  Any changes to the fixed remuneration of Executives are first approved by the Corporate Governance Committee.

Variable remuneration

Objective

The objective of variable remuneration is to:

➢	align the interests of Executives with those of shareholders;

➢	link Executive rewards to the achievement of strategic goals and performance of the Company; and

➢	ensure that the total remuneration paid by the Company is competitive by market standards.

Short Term Incentive (“STI”)

STI is an annual plan that applies to Executives and other employees and is based on Group, division and individual performance during the financial year.  STI ranges vary depending on the position and responsibility of each Executive.  Actual STI payments granted to each Executive depend on the extent to which the specific targets set at the beginning of each financial year are met.

Group objectives, and their relative weighting, vary depending on position and responsibility, but in respect of the year ended 30 June 2009 included the achievement of:

➢	earnings before interest, tax, depreciation and amortisation (“EBITDA”) targets;

➢	revenue targets; and

➢	expense performance targets.

These measures are chosen as they represent the key drivers for the short term success of the business and provide a framework for delivering long term value.

Personal and operating objectives vary according to the role and responsibility of the Executive and include objectives such as service delivery to customers, project delivery, compliance outcomes, intellectual property management and various staff management and leadership objectives.

The Corporate Governance Committee continues to develop policies directed at achieving these objectives.  Any such STI payments which may be made are delivered as a cash bonus during the following reporting period.  During the year ended 30 June 2009, STI payments totalling $92,150 were made to Executives and employees of the Company in respect of the 2008 financial year.

Long Term Incentive (“LTI”)

The objective of the Group’s LTI arrangements is to reward Executives in a manner that aligns their remuneration with the creation of shareholder wealth.  As such, LTI grants are only made to Executives who are able to influence the generation of shareholder wealth and thus have an impact on the Group’s long term profitability.  Participation in the Group’s LTI program is subject to the approval of the Corporate Governance Committee.  There are no specific performance hurdles, apart from vesting provisions, in respect of the LTI grants made to Executives.

LTI grants to Executives are delivered in the form of options over unissued ordinary shares in the Company which are granted under the terms and conditions of the Company’s Staff Share Plan.  Selected Executives and other key employees, who contribute significantly to the long term profitability of the Company, are invited to participate in the Staff Share Plan, usually on an annual basis.  The remuneration value of these grants varies and is determined with reference to the nature of the individual’s role, as well as his or her individual potential and specific performance.

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

REMUNERATION REPORT (AUDITED) (cont.)

 Variable remuneration (cont.)

The options, which are granted at no cost, generally have a five-year life and vest fully at the end of three years from the date on which they are granted.  During the year ended 30 June 2009, a net share-based payments credit totalling $43,497 was generated by the Company in respect of options which had previously been granted to selected Executives and other employees but which had been forfeited during the year.

In cases where an Executive ceases employment prior to the vesting of his or her options, the options are forfeited after a prescribed period if they have not been previously exercised.  The prescribed period ranges from one to twelve months, depending on the circumstances under which they left the Company, e.g. resignation, retirement, termination or death.  In the event of a change of control of the Company, the performance period end date will be brought forward to the date of the change of control and awards will vest over this shortened period.

Employment contracts

The Chief Executive Officer, Dr. Paul MacLeman, is employed under an employment contract which took effect on 4 May 2009.  The key terms and conditions of Dr. MacLeman’s appointment are:

➢	Dr. MacLeman receives a base salary of $220,000 per annum and statutory superannuation contributions as prescribed under the Superannuation Guarantee legislation;

➢	Dr. MacLeman’s appointment is subject to a probation period of six months which will expire on 4 November 2009;

➢	Dr. MacLeman is entitled to receive an STI equivalent to a maximum of 30% of his base salary based on achievement of Key Performance Indicators, as agreed with the Board from time to time;

➢
Dr. MacLeman is also entitled to receive an LTI in the form of 3,600,000 options over unissued shares in the Company.  The options will be granted at the expiration of the six-month probation period, will expire five years from the date of grant and will vest in three equal tranches at the expiry of 12, 24 and 36 months from the date of grant, respectively.  The exercise price of the options will be calculated as being a 25% premium to the five-day volume weighted average price of the Company’s shares immediately prior to the date of grant;

➢
Dr. MacLeman may resign from his position, and thus terminate the contract, by giving up to five months written notice and the Company may terminate Dr. MacLeman’s contract by providing similar written notice or providing payment in lieu of the notice period; and

➢
the Company may terminate Dr. MacLeman’s contract at any time without notice if serious misconduct has occurred.  Where termination with cause occurs, Dr. MacLeman is only entitled to receive that portion of remuneration which is fixed and only up to the date of termination.  In this instance, all entitlements to both STI and LTI are forfeited and would lapse.

The key provisions contained in the employment contracts for other Key Management Personnel who were in office as at the date of this Report, being Mr. Thomas Howitt and Ms. Luisa Ashdown, are:

➢
the Executive receives a base salary and statutory superannuation contributions, as prescribed under the Superannuation Guarantee legislation, together with certain STI payments based on achievement of Key Performance Indicators, as agreed with the Chief Executive Officer from time to time;

➢	the Executive may resign from his / her position and thus terminate the contract by giving one months written notice;

➢	the Company may terminate the contract by providing one months written notice or payment in lieu of notice; and

➢	the Company may terminate the contract without notice in the event that serious misconduct has occurred. In this instance, all entitlements to both STI and LTI are forfeited and will lapse.

There are no employment contracts in place with any Non-Executive Director of the Company.

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

REMUNERATION REPORT (AUDITED) (cont.)

Remuneration of Key Management Personnel

		Short-term		Post-employment	Long-term	Share-based
Name and title of	Year	Salary/fees	Other	Superannuation	Long service leave	Options	Totals
		$	$	$	$	$	$
Directors
Fred Bart	2009	62,324	-	5,609	-	-	67,933
Non-Executive Chairman	2008	42,282	-	3,805	-	-	46,087
Sidney C. Hack (note 1)	2009	-	-	33,583	-	-	33,583
Non-Executive Director	2008	-	-	-	-	-	-
Huw D. Jones (note 2)	2009	30,810	-	2,773	-	-	33,583
Non-Executive Director	2008	-	-	-	-	-	-
Henry Bosch AO (note 3)	2009	57,981	-	-	-	-	57,981
Ex. Non-Executive Chairman	2008	126,846	-	-	-	12,921	139,767
David Carruthers (note 3)	2009	19,327	-	1,739	-	-	21,066
Ex. Non-Executive Director	2008	50,000	-	4,500	-	-	54,500
John S. Dawkins AO (note 3)	2009	19,327	-	1,739	-	-	21,066
Ex. Non-Executive Director	2008	42,282	-	3,805	-	12,921	59,008
Dr. Mervyn Jacobson (note 4)	2009	22,724	-	-	-	-	22,724
Ex. Non-Executive Director	2008	138,461	-	-	-	-	138,461
Dr. Leanne Rowe AM (note 3)	2009	-	-	21,066	-	-	21,066
Ex. Non-Executive Director	2008	-	-	11,353	-	-	11,353
Sub-totals for Directors	2009	212,493	-	66,509	-	-	279,002
	2008	399,871	-	23,463	-	25,842	449,176
Executives
Dr. Paul D.R. MacLeman (note 5)	2009	35,821	-	3,224	-	-	39,045
Chief Executive Officer	2008	-	-	-	-	-	-
Thomas G. Howitt (notes 6, 7)	2009	214,000	55,000	24,210	7,863	28,083	329,156
Chief Financial Officer and Company Secretary	2008	200,000	35,000	21,150	4,403	30,759	291,312
M. Luisa Ashdown (notes 8,9)	2009	141,440	5,000	13,180	4,628	5,880	170,128
Int. Chief Operating Officer	2008	-	-	-	-	-	-
Michael B. Ohanessian (notes 10, 11, 12)	2009	183,616	345,000	39,466	(356)	(68,175)	499,551
Ex. Chief Executive Officer	2008	232,546	6,706	20,769	356	68,175	328,552
Ross Barrow (note 13, 14)	2009	115,821	-	11,337	-	-	127,158
Ex. Chief Operating Officer	2008	54,006	-	4,860	-	-	58,866
Dr. Gary Cobon (notes 15, 16)	2009	-	-	-	-	-	-
Ex. Chief Operating Officer	2008	66,047	82,500	74,619	-	-	223,166
Sub-totals for Executives	2009	690,698	405,000	91,417	12,135	(34,212)	1,165,038
	2008	552,599	124,206	121,398	4,759	98,934	901,896
Total remuneration of	2009	903,191	405,000	157,926	12,135	(34,212)	1,444,040
Key Management Personnel	2008	952,470	124,206	144,861	4,759	124,776	1,351,072

Note:	The Company and the Group had only five Executives, as defined, during the year ended 30 June 2009.

The column above entitled “Other” of $405,000 (2008: $124,206) comprises termination benefits of $345,000 (2008: $82,500), bonuses of $60,000 (2008: $35,000) (refer notes below).

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

REMUNERATION REPORT (AUDITED) (cont.)

Remuneration of Key Management Personnel (cont.)

The details of those Executives nominated as Key Management Personnel under section 300A of the Corporations Act 2001 have been disclosed in this Report.  No other employees of the Company meet the definition of “Key Management Personnel” as defined in IAS 24 / (AASB 124) Related Party Disclosures, or “senior manager” as defined in the Corporations Act 2001.

Notes:

1.	Mr. Hack was appointed as a Director of the Company on 19 November 2008.

2.	Mr. Jones was appointed as a Director of the Company on 19 November 2008.

3.	Messrs. Bosch, Carruthers, Dawkins and Dr. Rowe were removed as Directors of the Company on 19 November 2008.

4.	Dr. Jacobson resigned as a Director of the Company on 12 December 2008.

5.	Dr. MacLeman was appointed as Chief Executive Officer of the Company on 4 May 2009.

6.	Mr. Howitt served as Interim Chief Executive Officer of the Company from 17 December 2008 until 3 May 2009.

7.
During the year ended 30 June 2009, Mr. Howitt received an STI payment of $40,000 in respect of the prior year and an additional payment of $15,000 in recognition of his acting as Interim Chief Executive Officer during the year.

8.	Ms. Ashdown was appointed as Interim Chief Operating Officer of the Company on 7 January 2009. She was not classified as part of Key Management Personnel during the year ended 30 June 2008.

9.	During the year ended 30 June 2009, Ms. Ashdown received an additional payment of $5,000 in recognition of her acting as Interim Chief Operating Officer during the year.

10.	Mr. Ohanessian was removed as a Director and as Chief Executive Officer of the Company on 19 November 2008.

11.	During the year ended 30 June 2009, Mr. Ohanessian received $345,000 in respect of a termination benefit and $30,000 in respect of a motor vehicle allowance.

12.
The share-based payments credit attributable to Mr. Ohanessian during the year ended 30 June 2009 arose from the forfeiture of his options following his removal as Chief Executive Officer of the Company on 19 November 2008.

13.	Mr. Barrow was appointed as the Company’s Chief Operating Officer on 14 April 2008.

14.	Mr. Barrow resigned as the Company’s Chief Operating Officer on 31 December 2008.

15.	Dr. Cobon resigned as the Company’s Chief Operating Officer on 28 March 2008.

16.	During the year ended 30 June 2008, Dr. Cobon received $82,500 in respect of a termination benefit.

Options granted and vested as part of remuneration during the year ended 30 June 2009

During the year, certain options which had been granted as equity compensation benefits to Executives vested, as disclosed below.  The options were issued at no charge and entitle the holder to acquire one fully paid ordinary share in the Company at the respective exercise price.

	Number of options		Exercise	Number	Fair value	Final
Name of Executives	Vested	Granted	price	expired	per option	vesting date
Thomas G. Howitt	187,500	-	$0.48	-	$0.139	6 Sep. 2008
Thomas G. Howitt	62,500	-	$0.53	-	$0.197	12 Aug. 2009
Michael B. Ohanessian (note 1)	-	-	$0.17	(3,650,602)	$0.083	N/A
Ross Barrow (note 2)	-	-	$0.13	(1,000,000)	$0.045	N/A
Totals	250,000	-		(4,650,602)

Notes:

1.	The 3,650,602 options which were granted to Mr. Ohanessian were forfeited on 19 May 2009.

2.	The 1,000,000 options which were granted to Mr. Barrow were forfeited on 31 January 2009.

Options granted and vested as part of remuneration during the year ended 30 June 2008

During the year ended 30 June 2008, certain options which had been granted as equity compensation benefits to Directors and Executives vested, as disclosed below.  The options were issued at no charge and entitle the holder to acquire one fully paid ordinary share in the Company at the respective exercise price.

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

REMUNERATION REPORT (AUDITED) (cont.)

Options granted and vested as part of remuneration during the year ended 30 June 2008 (cont.)

	Number of options		Exercise	Number	Fair value	Final
Name of	Vested	Granted	price	expired	per option	vesting date
Directors
Henry Bosch AO (note 1)	125,000	-	$0.56	(500,000)	$0.285	N/A
Fred Bart	-	-	$0.56	(500,000)	N/A	N/A
John S. Dawkins AO (note 1)	125,000	-	$0.56	(500,000)	$0.285	N/A
Dr. Mervyn Jacobson	-	-	$0.56	(2,000,000)	N/A	N/A
Sub-totals for Directors	250,000	-		(3,500,000)
Executives
Michael B. Ohanessian (note 2)	-	3,650,602	$0.17	-	$0.083	24 Sep. 2010
Thomas G. Howitt	187,500	-	$0.48	-	$0.139	6 Sep. 2008
Thomas G. Howitt	62,500	-	$0.53	-	$0.197	12 Aug. 2009
Thomas G. Howitt (note 3)	-	1,000,000	$0.22	-	$0.084	23 Oct. 2010
Ross Barrow (note 4)	-	1,000,000	$0.13	-	$0.045	30 June 2011
Sub-totals for Executives	250,000	5,650,602		-
Totals	500,000	5,650,602		(3,500,000)

Notes:

1.	The options which had been granted to Messrs. Bosch and Dawkins expired on 4 December 2007.
2.
The 3,650,602 options which were granted to Mr. Ohanessian were granted on 24 September 2007 and were subsequently forfeited during the year ended 30 June 2009 following his removal as Chief Executive Officer (refer above).

3.	The 1,000,000 options which were granted to Mr. Howitt were granted on 23 October 2007. They will expire on 23 October 2012 and will vest fully on 23 October 2010.
4.
The 1,000,000 options which were granted to Mr. Barrow were granted on 30 June 2008 and were subsequently forfeited during the year ended 30 June 2009 following his resignation as Chief Operating Officer (refer above).

Fair values of options

During the year ended 30 June 2009, a total of 6,775,602 options that had previously been issued under the Staff Share Plan to employees, some of whom have since resigned from the Company, lapsed.  Of this number, a total of 5,700,602 options were forfeited, whilst the remaining 1,075,000 options expired.  The lapsed options had no fair value on the date they lapsed as they were “out of the money”.  No options were exercised during the year ended 30 June 2009 (refer Note 27 for details).

The fair value of each option is estimated on the grant date using a Black-Scholes option-pricing model with the following weighted average assumptions used for grants made during the years ended 30 June 2009 and 30 June 2008, respectively.

	2009 (note)	2008
Dividend yield	-	-
Expected volatility and historical volatility	N/A	75%
Option exercise prices	N/A	$0.17 to $0.22
Weighted average exercise price	N/A	$0.19
Risk-free interest rate	N/A	5.99% - 6.50%
Expected life of options	N/A	3 years - 5 years

Note:	No options were granted during the year ended 30 June 2009.

The resulting weighted average fair values per option for those options vesting on or after 1 July 2009 are:

Name of Executive	Options	Grant date	Expiry date	Weighted ave. fair value
Thomas G. Howitt	62,500	12 Aug. 2005	12 Aug. 2011	$0.197
Thomas G. Howitt	1,000,000	23 Oct. 2007	23 Oct. 2012	$0.084
M. Luisa Ashdown	300,000	23 Oct. 2007	23 Oct. 2012	$0.084

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

DIRECTORS’ MEETINGS

Meeting attendances

The number of meetings of Directors (including meetings of the two committees of the Board) held during the financial year, and the number of such meetings attended by each Director, were as follows:

	Directors’ meetings		Committees of the Board
			Audit		Corporate Governance
Name of Director	Eligible	Attended	Eligible	Attended	Eligible	Attended
Fred Bart	17	16	3	3	-	-
Sidney C. Hack (note 1)	9	9	3	3	-	-
Huw D. Jones (note 1)	9	9	3	3	-	-
Henry Bosch AO (note 2)	7	7	3	3	1	1
David Carruthers (note 2)	7	7	3	3	-	-
John S. Dawkins AO (note 2)	7	7	3	1	-	-
Dr. Mervyn Jacobson (note 3)	11	10	-	-	1	1
Michael B. Ohanessian (note 2)	7	6	-	-	1	1
Dr. Leanne Rowe AM (note 2)	7	7	-	-	-	-

Notes:

1.	Messrs. Hack and Jones were appointed as Directors of the Company on 19 November 2008.
2.	Messrs. Bosch, Carruthers, Dawkins, Ohanessian and Dr. Rowe were removed as Directors of the Company on 19 November 2008.
3.	Dr. Jacobson resigned as a Director of the Company on 12 December 2008.
4.	In accordance with the Charter, the auditor attended five meetings of the Audit Committee at the request of the Committee.

Committee membership

As at the date of this Report, the Company had an Audit Committee and a Corporate Governance Committee of the Board of Directors (the latter being formerly known as the Nomination and Remuneration Committee).

The individuals who served as members of these Committees during the 2009 financial year were:

	Audit Committee	Corporate Governance Committee
Name of Member	Period served	Period served
Fred Bart	19 November 2008 to 30 June 2009	Not applicable
Sidney C. Hack (note 1)	19 November 2008 to 30 June 2009	19 November 2008 to 30 June 2009
Huw D. Jones	19 November 2008 to 30 June 2009	12 December 2008 to 30 June 2009
Henry Bosch AO (note 2)	1 July 2008 to 19 November 2008	1 July 2008 to 19 November 2008
David Carruthers (note 3)	1 July 2008 to 19 November 2008	Not applicable
John S. Dawkins AO	1 July 2008 to 19 November 2008	1 July 2008 to 19 November 2008
Dr. Mervyn Jacobson (note 4)	Not applicable	1 July 2008 to 12 December 2008
Michael B. Ohanessian	Not applicable	1 July 2008 to 19 November 2008
Dr. Leanne Rowe AM	Not applicable	Not applicable

Notes:

1.
Mr. Hack served as the Chairman of the Audit Committee from 19 November 2008 to 30 June 2009.  He also served as the Chairman of the Corporate Governance Committee from 12 December 2008 to 30 June 2009.

2.	Mr. Bosch served as the Chairman of the Corporate Governance Committee from 1 July 2008 to 19 November 2008.
3.	Mr. Carruthers served as the Chairman of the Audit Committee from 1 July 2008 to 19 November 2008.
4.	Dr. Jacobson served as the Chairman of the Corporate Governance Committee from 19 November 2008 to 12 December 2008.

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES

Auditor independence

The Directors have received an independence declaration from Ernst & Young, the auditor of Genetic Technologies Limited, as reproduced on page 64 of the Financial Report.

Non-audit services

During the financial year, the auditor of Genetic Technologies Limited, Ernst & Young, provided the Company with certain non-audit services, in addition to its normal audit services.  The Directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.  The nature and scope of each type of non-audit service provided means that audit independence was not compromised.

During the year, the following fees were paid or payable to the auditors of Genetic Technologies Limited and its subsidiaries:

	Consolidated
	2009	2008
	$	$
Audit services
Ernst & Young Australia in respect of:
Audit and review of the Financial Report (refer note below)	541,532	177,500
Other audit firms in respect of:
Audit and review of the Financial Reports of subsidiaries	10,826	8,241
Total remuneration in respect of audit services	552,358	185,741
Non-audit services
Ernst & Young Australia in respect of:
Tax advice and compliance services	99,480	38,350
Ernst & Young South Korea in respect of:
Due diligence and advisory services	20,618	-
Total remuneration in respect of non-audit services	120,098	38,350

Note:	Audit fees paid during the year ended 30 June 2009 include the fees paid by the Company to Ernst & Young in respect of its US reporting requirements for the year ended 30 June 2008.

Signed in accordance with a resolution of the Directors.

FRED BART
Non-Executive Chairman

Melbourne, 28 August 2009

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

CORPORATE GOVERNANCE STATEMENT

INTRODUCTION

During the 2009 financial year, the Board of Genetic Technologies Limited made a number of amendments to the Company’s policies and practices to strengthen its corporate governance and to bring it more closely into line with the Recommendations of the ASX Corporate Governance Council.  Following the release by the Council of the second edition of the Corporate Governance Principles and Recommendations on 2 August 2007, the Company’s governance structure has been further reviewed in light of the new guidance.

In most respects, Genetic Technologies Limited complies with the Recommendations however, in several areas, policies and practices are being further developed to bring them more closely into line.  As new policies are produced, or as the existing ones are amended, they are published on the Company’s website.

As at the date of this Statement, the following eleven Corporate Governance documents had been adopted by the Board, in addition to the Company’s Constitution which was revised and subsequently approved by the Company’s shareholders in November 2005.  The most significant policies are published on the Company’s website: www.gtg.com.au

➢	Board Charter, which defines the role of the Board and that of Management;

➢	Audit Committee Charter;

➢	Corporate Governance Committee Charter;

➢	Board Protocol, which clarifies the responsibilities of Directors and the Company’s expectations of them;

➢	Code of Conduct, including a Document Retention Policy;

➢	Board Performance Evaluation Policy;

➢	Risk and Compliance Policy;

➢	Continuous Disclosure Policy;

➢	Securities Trading Policy;

➢	Shareholder Communications Policy; and

➢	Whistleblower Policy.

ASX PRINCIPLES AND RECOMMENDATIONS

The following statements relate to the second edition of the Principles and Recommendations that were released by the ASX Corporate Governance Council on 2 August 2007.

Principle 1:  Lay solid foundations for management and oversight

The Board of Directors of Genetic Technologies Limited is responsible for the corporate governance of the Group.  The Board guides and monitors the business and affairs of Genetic Technologies Limited on behalf of the shareholders by whom they are elected and to whom they are accountable.

The Board Charter and a separate statement of “Matters Reserved for the Board”, both of which have been adopted by the Board, meet the definition of “good practice”.  A formal letter of appointment for new directors has been adopted.  The Board protocol is also relevant.

The process for evaluating senior executives is referred to in the Board Charter and is developed further in the Corporate Governance Committee Charter.  The performance evaluation relating to the 2009 financial year was completed after the end of the reporting period.  Further information is provided in the Remuneration Report on pages 7 to 14 inclusive of the Financial Report.

Principle 2:  Structure the Board to add value

Since the completion of the 2006 Corporate Governance Statement, the Company has restructured its Board so that it complies with ASX Recommendations 2.1, 2.2 and 2.3.  There is now a majority of Independent Directors on the Board.

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

ASX PRINCIPLES AND RECOMMENDATIONS (cont.)

Principle 2:  Structure the Board to add value (cont.)

The skills, experience and expertise relevant to the position of director held by each Director in office as at the date of this Statement is included in the Directors’ Report which forms part of the Financial Report.  Directors of Genetic Technologies Limited are considered to be independent when they are independent of Management and free from any business or other relationship that could materially interfere with - or could reasonably be perceived to materially interfere with - the exercise of their unfettered and independent judgement.

The independence of each Director has been considered by the Board during the reporting period.  In the context of director independence, “materiality” is considered from both the perspective of the Company and each individual Director.  Directors holding more than 5% of the Company’s shares are not considered to be independent.

In accordance with the definition of independence above, and the materiality threshold set, the following Directors of Genetic Technologies Limited are considered to be independent:

Name	Position
Sidney C. Hack	Non-Executive Director
Huw D. Jones	Non-Executive Director

There are procedures in place, as agreed by the Board, to enable Directors, in furtherance of their duties, to seek independent professional advice at the Company’s expense.

The approximate terms in office of each Director in office at the date of this Statement are set out below.  Additional details regarding Board appointments are included on the Company’s website.

Name	Term in office
Fred Bart	12 years, 11 months
Sidney C. Hack	9 months
Huw D. Jones	9 months

The Board Performance Evaluation Policy is published on the Company’s website.  A review of Board performance, with the assistance of an external consultant, was conducted during the 2006 financial year however, due to several changes in the structure and composition of the Board, no such review was conducted during the 2009 financial year.

Corporate Governance Committee

During the 2005 financial year, the Board established a Nomination and Remuneration Committee, which meets to ensure that the Board continues to operate within the established guidelines including selecting candidates for the position of Director.  During the 2006 financial year, the Committee’s role was expanded to include matters related to the Company’s Corporate Governance affairs and its name changed to the Corporate Governance Committee to reflect that additional role.  The members of the Committee have the right to appoint an independent consultant to attend meetings of the Committee, as appropriate.

As at the date of this Statement, the members of the Corporate Governance Committee were:

Sidney C. Hack (Chairman)
Huw D. Jones

Details of Directors’ attendances at meetings of the Corporate Governance Committee are provided on page 15 of the Directors’ Report.

Principle 3:  Promote ethical and responsible decision making

The Company’s Code of Conduct, Whistleblower Policy and Securities Trading Policy are published on its website.  The Board considers that the Company complies with this Principle.

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

ASX PRINCIPLES AND RECOMMENDATIONS (cont.)

Principle 4:  Safeguard integrity in financial reporting

The Board has established an Audit Committee which operates under a specific Charter approved by the Board.  It is the Board’s responsibility to ensure that an effective internal control framework exists within the entity.  This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non-financial considerations such as the benchmarking of operational key performance indicators.

The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the Group to the Audit Committee.  The Audit Committee also provides the Board with assurance regarding the reliability of financial information for inclusion in the Company’s financial reports.

As at the date of this Statement, the members of the Audit Committee were:

Sidney C. Hack (Chairman)
Fred Bart
Huw D. Jones

Details of Directors’ attendances at meetings of the Audit Committee are provided on page 15 of the Directors’ Report.

Principle 5:  Make timely and balanced disclosure

The Board has adopted and published a Continuous Disclosure Policy which was reviewed during the reporting period.

Principle 6:  Respect the rights of shareholders

The Board has adopted and published a Shareholder Communications Policy and shareholder participation at general meetings of shareholders is encouraged.

Principle 7:  Recognise and manage risk

The Company’s Risk and Compliance Policy covers the controls necessary to manage the identified risks.  During the previous financial year, the Company expanded its risk management activities with the establishment of a Risk Management Committee which meets to evaluate risks faced by the business and reports back to the Audit Committee its findings on the effective management of those risks which have been identified.

The Board has received assurances from the CEO and the CFO that the declaration provided by them in accordance with section 295A of the Corporations Act 2001 is founded on a sound system of risk management and internal control and that the system is operating in all material respects in relation to the financial reporting risks.

Principle 8:  Remunerate fairly and responsibly

It is the Company’s objective to provide maximum shareholder benefit from the retention of a high quality Board and executive team by remunerating Directors and key Executives fairly and appropriately with reference to relevant employment market conditions.  A full discussion of the Company’s remuneration philosophy and framework and the remuneration received by Directors and Executives during the 2009 financial year is included in the Remuneration Report, which is contained within the Directors’ Report.

The Board has delegated to the Corporate Governance Committee the responsibility for the detailed oversight of remuneration matters.  The Committee, which comprises a majority of Independent Directors, is chaired by an Independent Director.  The Charter of the Committee is published on the Company’s website.

During the 2009 financial year, further work was undertaken to improve the structure of the Company’s incentive system generally.

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

INCOME STATEMENTS

For the year ended 30 June 2009

		Consolidated		Genetic Technologies Limited
	Notes	2009	2008	2009	2008
		$	$	$	$
Revenue from operations

Genetic testing services		4,599,286	3,918,692	-	-
Reproductive services		782,803	-	-	-
Total revenue from operations		5,382,089	3,918,692	-	-

Less: cost of sales	6	(2,203,839)	-	-	-

Gross profit from operations		3,178,250	3,918,692	-	-

Other revenue	4	6,012,014	11,689,120	5,966,802	11,577,104

Other income	5	787,529	276,606	498,904	100,000

Employee benefits expenses	6	(6,439,549)	(6,568,966)	(6,045,907)	(2,925,098)
Amortisation and depreciation expenses	6	(3,987,996)	(4,755,155)	(204,486)	(1,087,310)
Legal and patent fees		(1,386,393)	(873,854)	(1,143,484)	(596,202)
Administration expenses		(1,304,682)	(839,226)	(1,015,759)	(469,036)
Contract research and trial expenses		(1,209,260)	(1,267,748)	-	-
Genetic testing expenses		(748,254)	(1,599,644)	-	-
Rent and outgoings		(584,980)	(533,644)	-	-
Royalties, license fees and commissions paid		(354,684)	(889,520)	(342,351)	(869,536)
Impairment losses and other write-downs	6	(318,025)	(2,378,000)	(3,748,494)	(11,420,045)
Marketing and promotion expenses		(272,726)	(221,644)	(70,425)	(8,999)
Finance costs	6	(89,499)	(66,763)	(35,157)	(45,546)
Net foreign exchange losses		-	(254,954)	-	(261,958)
Other expenses		(1,140,066)	(1,086,938)	(895,398)	(764,332)
Loss before income tax		(7,858,321)	(5,451,638)	(7,035,755)	(6,770,958)

Income tax expense	7	-	-	-	(1,344,005)
Loss for the year		(7,858,321)	(5,451,638)	(7,035,755)	(8,114,963)

Loss is attributable to:
Equity holders of Genetic Technologies Limited		(7,841,073)	(5,446,089)	(7,035,755)	(8,114,963)
Minority interests	26	(17,248)	(5,549)	-	-
		(7,858,321)	(5,451,638)	(7,035,755)	(8,114,963)

Earnings per share (cents per share)
Basic loss for the year attributable to the ordinary equity holders of Genetic Technologies Limited	8	(2.1)	(1.5)

Diluted loss for the year attributable to the ordinary equity holders of Genetic Technologies Limited	8	(2.1)	(1.5)

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report
BALANCE SHEETS

As at 30 June 2009

		Consolidated		Genetic Technologies Limited
	Notes	2009	2008	2009	2008
		$	$	$	$
ASSETS
Current assets
Cash and cash equivalents	9	7,826,902	12,920,772	7,091,176	11,950,808
Trade and other receivables	10	1,829,239	1,596,738	417,936	398,786
Prepayments and other assets	11	446,825	857,225	134,681	127,455
Performance bond and deposits	12	200	519,117	200	519,117
Total current assets		10,103,166	15,893,852	7,643,993	12,996,166

Non-current assets
Receivables	13	-	-	5,692,928	5,066,558
Available-for-sale investments	14	255,000	207,195	255,000	207,195
Property, plant and equipment	15	3,010,025	1,703,757	277,349	313,887
Intangible assets and goodwill	16	4,609,540	6,289,774	264,496	317,833
Other assets	17	-	-	1,955,590	451,246
Total non-current assets		7,874,565	8,200,726	8,445,363	6,356,719
Total assets		17,977,731	24,094,578	16,089,356	19,352,885

LIABILITIES
Current liabilities
Trade and other payables	18	2,158,557	1,786,412	4,096,052	1,846,565
Interest-bearing liabilities	19	373,444	111,117	201,780	111,117
Deferred revenue	20	229,008	138,941	-	-
Withholding tax payable		370,346	326,361	370,346	326,361
Provisions	21	648,030	684,171	645,220	313,073
Total current liabilities		3,779,385	3,047,002	5,313,398	2,597,116

Non-current liabilities
Interest-bearing liabilities	22	-	187,082	-	187,082
Provisions	21	86,301	75,421	86,301	11,445
Total non-current liabilities		86,301	262,503	86,301	198,527
Total liabilities		3,865,686	3,309,505	5,399,699	2,795,643
Net assets		14,112,045	20,785,073	10,689,657	16,557,242

EQUITY
Contributed equity	23	71,285,663	70,243,996	71,285,663	70,243,996
Reserves	24	1,701,899	1,588,804	1,708,540	1,582,037
Accumulated losses	25	(59,030,262)	(51,189,189)	(62,304,546)	(55,268,791)
Parent entity interest		13,957,300	20,643,611	10,689,657	16,557,242
Minority interests	26	154,745	141,462	-	-
Total equity		14,112,045	20,785,073	10,689,657	16,557,242

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

CASH FLOW STATEMENTS

For the year ended 30 June 2009

		Consolidated		Genetic Technologies Limited
	Notes	2009	2008	2009	2008
		$	$	$	$
Cash flows (used in) / from operating activities
Receipts from customers		9,216,374	12,961,170	3,398,092	9,542,211
Payments to suppliers and employees		(15,224,721)	(13,642,885)	(8,431,533)	(5,025,772)
Interest received		585,776	919,447	571,270	889,589
Other income		469,430	217,076	100,000	-
Refund of performance bond		68,917	-	68,917	-
Interest paid		(39,267)	(32,038)	(23,117)	(32,038)
Net cash flows (used in) / from operating activities	9	(4,923,491)	422,770	(4,316,371)	5,373,990

Cash flows (used in) / from investing activities
Proceeds from the sale of plant and equipment		338,269	70,611	104,930	-
Proceeds from the sale of shares		-	-	-	25,391
Purchases of plant and equipment		(213,300)	(118,010)	(98,775)	(6,835)
Investment in Frozen Puppies Dot Com Pty. Ltd.		(469,730)	-	(500,000)	-
Costs incurred on acquisition of subsidiary		(8,430)	-	(8,430)	-
Net cash flows (used in) / from investing activities		(353,191)	(47,399)	(502,275)	18,556

Cash flows used in financing activities
Repayment of hire purchase principal		(192,591)	(528,899)	(112,255)	(528,899)
Net advances to subsidiaries		-	-	(363,338)	(5,078,303)
Net cash flows used in financing activities		(192,591)	(528,899)	(475,593)	(5,607,202)
Net decrease in cash and cash equivalents		(5,469,273)	(153,528)	(5,294,239)	(214,656)
Cash and cash equivalents at beginning of year		13,370,772	13,783,750	12,400,808	12,871,287
Net foreign exchange difference		(74,597)	(259,450)	(15,393)	(255,823)
Cash and cash equivalents at end of year	9	7,826,902	13,370,772	7,091,176	12,400,808

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

STATEMENTS OF CHANGES IN EQUITY

For the year ended 30 June 2009

	Attributable to Members of Genetic Technologies Limited
Consolidated	Contributed equity	Reserves	Accumulated losses	Parent interests	Minority interests	Total equity
	$	$	$	$	$	$
At 30 June 2007	70,243,996	1,456,895	(45,743,100)	25,957,791	145,018	26,102,809
Currency translation differences	-	(32,624)	-	(32,624)	(9,161)	(41,785)
Loss for the year	-	-	(5,446,089)	(5,446,089)	(5,549)	(5,451,638)
Total recognised income and expense for the year	-	(32,624)	(5,446,089)	(5,478,713)	(14,710)	(5,493,423)
Share of issued capital	-	-	-	-	11,154	11,154
Share-based payments	-	164,533	-	164,533	-	164,533
At 30 June 2008	70,243,996	1,588,804	(51,189,189)	20,643,611	141,462	20,785,073
Currency translation differences	-	(13,408)	-	(13,408)	6,133	(7,275)
Loss for the year	-	-	(7,841,073)	(7,841,073)	(17,248)	(7,858,321)
Net gain on available-for-sale investments	-	170,000	-	170,000	-	170,000
Total recognised income and expense for the year	-	156,592	(7,841,073)	(7,684,481)	(11,115)	(7,695,596)
Shares issued during the year	1,041,667	-	-	1,041,667	-	1,041,667
Share of issued capital	-	-	-	-	24,398	24,398
Share-based payments	-	(43,497)	-	(43,497)	-	(43,497)
At 30 June 2009	71,285,663	1,701,899	(59,030,262)	13,957,300	154,745	14,112,045

	Attributable to Members of Genetic Technologies Limited
Genetic Technologies Limited	Contributed equity	Reserves	Accumulated losses	Parent interests	Minority interests	Total equity
	$	$	$	$	$	$
At 30 June 2007	70,243,996	1,417,504	(47,153,828)	24,507,672	-	24,507,672
Loss for the year	-	-	(8,114,963)	(8,114,963)	-	(8,114,963)
Total recognised income and expense for the year	-	-	(8,114,963)	(8,114,963)	-	(8,114,963)
Share-based payments	-	164,533	-	164,533	-	164,533
At 30 June 2008	70,243,996	1,582,037	(55,268,791)	16,557,242	-	16,557,242
Loss for the year	-	-	(7,035,755)	(7,035,755)	-	(7,035,755)
Net gain on available-for-sale investments	-	170,000	-	170,000	-	170,000
Total recognised income and expense for the year	-	170,000	(7,035,755)	(6,865,755)	-	(6,865,755)
Shares issued during the year	1,041,667	-	-	1,041,667	-	1,041,667
Share-based payments	-	(43,497)	-	(43,497)	-	(43,497)
At 30 June 2009	71,285,663	1,708,540	(62,304,546)	10,689,657	-	10,689,657

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2009

1.	CORPORATE INFORMATION

The Financial Report of Genetic Technologies Limited (the “Company”) for the year ended 30 June 2009 was authorised for issue in accordance with a resolution of the Directors dated 28 August 2009.  Genetic Technologies Limited is incorporated in Australia and is a company limited by shares.  The Company’s ordinary shares are publicly traded on the Australian Securities Exchange under the symbol GTG and, via Level II American Depositary Receipts, on the NASDAQ Global Market under the ticker GENE.  The nature of the Group’s activities and operations during the year ended 30 June 2009 are disclosed in the Directors’ Report.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

This general purpose Financial Report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

Compliance with IFRS

The Financial Report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the measurement of the available-for-sale investments at fair value.

Significant accounting estimates

The preparation of financial statements requires the use of certain critical accounting estimates.  It also requires Management to exercise its judgement in the process of applying the Group’s accounting policies.  The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

(b)	New accounting standards and interpretations

In respect of the year ended 30 June 2009, the Group has assessed all new accounting standards mandatory for adoption during the current year, noting no new standards which would have a material affect on the disclosure in these financial statements.  There has been no affect on the profit and loss or the financial position of the Group.

Certain Australian accounting standards and interpretations have been issued or amended that are not mandatory for the 30 June 2009 reporting period.  The assessment of the impact of these standards and interpretations which are considered to be of relevance to the Group and the parent entity in future reporting periods is set out below.

➢	IAS 1 (AASB 101 Revised) and AASB 2007-8: Presentation of Financial Statements and consequential amendments to other Australian Accounting Standards

IAS 1 (AASB 101 Revised) and AASB 2007-8 is applicable to annual reporting periods beginning on or after 1 January 2009.  IAS 1 (AASB 101 Revised) introduces a statement of comprehensive income.  Other revisions include impacts on the presentation of items in the statement of changes in equity, new presentation requirements for restatements or reclassifications of items in the financial statements, changes in the presentation requirements for dividends and changes to the titles of the financial statements.  These amendments are only expected to affect the presentation of the Group’s Financial Report and will not have a direct impact on the measurement and recognition of amounts disclosed in the Financial Report.  The Group has not determined at this stage whether to present a single statement of comprehensive income or two separate statements.

➢	IFRS 2 (AASB 2008-1): Amendments to Australian Accounting Standard – Share-based Payments: Vesting Conditions and Cancellations

IFRS 2 (AASB 2008-1) is applicable to annual reporting periods beginning on or after 1 January 2009.  The amendments clarify the definition of “vesting conditions”, introducing the term “non-vesting conditions” for conditions other than vesting conditions as specifically defined and prescribe the accounting treatment of an award that is effectively cancelled because a non-vesting condition is not satisfied.  The Group has share-based payment arrangements that may be affected by these amendments.  However, the Group has not yet determined the extent of the impact, if any.

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(b)	New accounting standards and interpretations (cont.)

➢	IAS 39 (AASB 2008-8): Amendment to IAS 39 (AASB 139) Financial Instruments: Recognition and measurement

IAS 39 (AASB 139) Financial Instruments: Recognition and Measurement has been amended and must be applied retrospectively in accordance with IAS 8 (AASB 108) Accounting Policies, Changes in Accounting Estimates and Error.  The amendment makes two significant changes.  It prohibits inflation as a hedgeable component of a fixed rate debt and prohibits the inclusion of time value in the one-side hedged risk when designating options as hedges.  The Group will apply the amended standard from 1 July 2009, if hedging activity is undertaken.

➢	AASB 2008-5 and AASB 2008-6: Improvements to IFRSs

AASB 2008-5 and AASB 2008-6 are applicable to annual reporting periods beginning on or after 1 January 2009 except for amendments to IFRS 5 (AASB 5), which are effective from 1 July 2009.  The improvements project is an annual project that provides a mechanism for making non-urgent, but necessary, amendments to IFRSs.  The IASB has separated the amendments into two parts: Part 1 deals with changes the IASB has identified which result in accounting changes; whilst Part II deals with either terminology or editorial amendments that the IASB believes will have minimal impact.  The Group has not yet determined the extent of the impact of the amendments, if any.

➢	IAS 23 (AASB 123 Revised) and AASB 2007-6: Borrowing Costs and consequential amendments to other Australian Accounting Standards

IAS 23 (AASB 123 Revised) is applicable to annual reporting periods beginning on or after 1 January 2009.  These amendments to IAS 23 (AASB 123 Revised) require that all borrowing costs associated with a qualifying asset be capitalised.  There will be no impact on the Financial Report of the Group, as the Group does not have any borrowing costs.

➢	IFRS 3 (AASB 3 Revised): Business Combinations

IFRS 3 (AASB 3 Revised) is applicable to annual reporting periods beginning on or after 1 July 2009.  The revised standard introduces a number of changes to the accounting for business combinations, the most significant of which allows entities a choice for each business combination entered into - to measure a non-controlling interest (formerly a minority interest) in the acquiree either at its fair value or at its proportionate interest in the acquiree’s net assets.  This choice will effectively result in recognising goodwill relating to 100% of the business (applying the fair value option) or recognising goodwill relating to the percentage interest acquired.  The changes apply prospectively.  The Group will apply the revised standards prospectively to all business combinations and transactions with non-controlling interests from 1 July 2009.

➢	IAS 27 (AASB 127 Revised): Consolidated and Separate Financial Statements

IAS 27 (AASB 127 Revised) is applicable to annual reporting periods beginning on or after 1 July 2009.  Under the revised standard, a change in the ownership interest of a subsidiary (that does not result in loss of control) will be accounted for as an equity transaction.  If the Group changes its ownership interest in existing subsidiaries in the future, the change will be accounted for as an equity transaction.  This will have no impact on goodwill, nor will it give rise to a gain or a loss in the Group’s income statement.

➢	IAS 27 (AASB 2008-7): Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate

IAS 27 (AASB 127) has been amended by deleting the “cost method” and requiring all dividends from a subsidiary, jointly controlled entity or associate to be recognised in profit or loss in an entity’s separate financial statements (i.e., parent company accounts).  The distinction between pre- and post-acquisition profits is no longer required.  However, the payment of such dividends requires the entity to consider whether there is an indicator of impairment.  IAS 27 (AASB 127) has also been amended to effectively allow the cost of an investment in a subsidiary, in limited reorganisations, to be based on the previous carrying amount of the subsidiary (that is, share of equity) rather than its fair value.  The application of these amendments will not have any material impact on the Financial Report of the Group and the parent entity.  However, if the Group enters into any group reorganisation establishing new parent entities, an assessment will need to be made to determine if the reorganisation meets the conditions imposed to be effectively accounted for on a “carry-over basis” rather than at fair value.  IAS 27 (AASB 127) is applicable to annual reporting periods beginning on or after 1 July 2009.

These are the only changes which are expected to be of relevance to the Group.

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(c)	Basis of consolidation

The consolidated financial statements comprise the financial statements of Genetic Technologies Limited and its subsidiaries (collectively the “Group”).  The financial statements of subsidiaries are prepared for the same reporting period as the parent, using consistent accounting policies.  Adjustments are made to bring into line any dissimilar accounting policies that may exist.  All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full.  Unrealised losses are eliminated unless costs cannot be recovered.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.  Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which Genetic Technologies Limited has control.  Minority interests represent the interests not held by the Group in Gtech International Resources Limited, ImmunAid Pty. Ltd. and AgGenomics Pty. Ltd.

(d)	Foreign currency translation

Both the functional and presentation currency of Genetic Technologies Limited and its Australian subsidiaries is the Australian dollar (AUD).  Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction.  Monetary assets and liabilities which are denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.  All differences are taken to the income statement.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate ruling at the date of the initial transaction.  Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates ruling at the date when the fair value was determined.

The functional currencies of the Company’s four overseas subsidiaries are as follows:

Gtech International Resources Limited – Canadian dollars (CAD)
Genetic Technologies (Beijing) Limited – Chinese yuan (CNY)
GeneType AG – Swiss francs (CHF)
GeneType Corporation – United States dollars (USD)

As at the reporting date, the assets and liabilities of these overseas subsidiaries are translated into the presentation currency of Genetic Technologies Limited at the rate of exchange ruling at the balance sheet date and the income statements are translated at the weighted average exchange rates for the period.  The exchange differences arising on the retranslation are taken directly to a separate component of equity.  On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

(e)	Fair value estimation

The fair value of financial instruments that are not traded in an active market (for example, non-listed equity securities classified as available-for-sale investments) is determined using valuation techniques, including the last price at which shares were issued to third parties, where amounts are reliably measured.  The Group uses various methods and makes assumptions that are based on market conditions existing at each balance date.  Information including quoted market prices and details of recent capital raisings is used to determine fair value for these remaining financial instruments.  Available-for-sale investments are measured at approximate market value, where fair value cannot be reliably determined.

The carrying values less impairment provisions of trade receivables are assumed to approximate their fair values due to their short-term nature.

(f)	Segment reporting

An operating segment is a component of the Group:

➢	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Group);

➢	whose operating results are regularly reviewed by the Group’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

➢	for which discrete financial information is available.

(g)	Earnings per share

Basic EPS is calculated as the net loss attributable to members divided by the weighted average number of ordinary shares.

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(h)	Revenue recognition

Revenues are recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenues can be reliably measured.  Revenues are recognised at the fair value of the consideration received or receivable net of the amounts of goods and services tax (GST).  The following specific recognition criteria must also be met before revenue is recognised:

License fees received

License fee income is recorded on the execution of a binding agreement where the Group has no future obligations, income is fixed and determinable, and collection is reasonably assured.  The Group does not grant refunds to its customers.  Refer also to Note 2(z).

Rendering of services

Revenues from the rendering of services are recognised when the services are provided and the fee for the services provided is recoverable.  Service arrangements are of short duration (in most cases less than three months).

Royalties and annuities received

The Company licenses the use of its patented genetic technologies.  Royalties and annuities arising from these licenses are recognised when earned in accordance with the substance of the agreement, in cases where no future performance is required by the Company and collection is reasonably assured.

Interest received

Revenue is recognised as the interest accrues using the effective interest method.  Interest charged on loans to related parties is charged on commercial and arm’s-length terms and conditions.

Research and development grants received

The Company receives non-refundable non-Government grants that assist it to fund specific research and development projects.  These grants generally provide for the reimbursement of approved costs incurred as defined in the various agreements.

(i)	Cost of sales

A standard costing system was implemented effective 1 July 2008 which allowed the Company to calculate the direct labour and materials used in each of the genetic tests offered.  As a result, this is the first time that cost of sales information has been separately identified in the income statement.  Data has not been collected in a prior period in a way that allows reclassification and therefore the Company has determined it is not practicable to recreate the information.  Cost of sales information has not been provided in respect of Frozen Puppies Dot Com Pty. Ltd., however, as the business was acquired during the year.  Such information will be provided as from 1 July 2009.

(j)	Share-based payment transactions

The Group provides benefits to Group employees in the form of share-based payment transactions, whereby employees render services and receive rights over shares (“equity-settled transactions”).  There is currently a Staff Share Plan in place to provide these benefits to executives and employees and the cost of these transactions is measured by reference to the fair value at the date they are granted.  The fair value is determined by an external valuer using a Black-Scholes option pricing model.

In valuing equity-settled transactions, no account is taken of any non-market performance conditions.  The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the relevant vesting conditions are fulfilled, ending on the date that the relevant employees become fully entitled to the award (“vesting date”).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired; and (ii) the number of awards that, in the opinion of the Directors of the Group, will ultimately vest.  This opinion is formed based on the best information available at balance date.

No expense is recognised for any awards that do not ultimately vest.  Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified.  In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.  Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately.  However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.  Where appropriate, the dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

The Company’s policy is to treat the share options of terminated employees as forfeitures.

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(k)	Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and unused tax losses.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.  However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss.  Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.  Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.  Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.  Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.  Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Tax consolidation legislation

Genetic Technologies Limited and its wholly-owned Australian-resident subsidiaries have implemented the tax consolidation legislation.  The head entity, Genetic Technologies Limited, and the subsidiaries in the tax consolidated group account for their own current and deferred tax amounts.  These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.

In addition to its own current and deferred tax amounts, Genetic Technologies Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from subsidiaries in the tax consolidated group.

Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group.  Details about the tax funding agreement are disclosed in Note 7.  Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreements are recognised as a contribution to (or distribution from) wholly-owned tax subsidiaries.

(l)	Withholding tax

The Group generates revenues from the granting of licenses to parties resident in overseas countries.  Such revenues may be subject to the deduction of local withholding tax.  In certain cases, these revenues are paid to the Group without appropriate withholding tax having been deducted.  Accordingly, the Group recognises a provision in respect of the Directors’ best estimate of the amounts which may be payable.

(m)	Other taxes

Revenues, expenses and assets are recognised net of the amount of Goods and Services Tax (GST) except where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and receivables and payables are stated with the amount of GST included.  The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.  Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(n)	Finance costs

Finance costs are recognised as an expense when incurred.

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(o)	Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.  For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above.  Cash at bank earns interest at floating rates based on daily bank deposit rates.  Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

(p)	Trade and other receivables

Trade receivables, which are non-interest bearing and generally have terms of between 30 to 90 days, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.  An allowance for doubtful debts is made when there is objective evidence that a receivable is impaired.  Such evidence includes an assessment of the debtor’s ability and willingness to pay the amount due.  The amount of the allowance/impairment loss is measured as the difference between the carrying amount of the trade receivables and the estimated future cash flows expected to be received from the relevant debtors.  Details regarding interest rate and credit risk of current receivables are disclosed in Note 38.

(q)	Consumables

Consumables principally comprise laboratory and other supplies and are valued at the lower of cost and net realisable value.  Consumable costs are recognised as the purchase price of items from suppliers plus freight inwards and any applicable landing charges.  Costs are assigned on the basis of weighted average costs.

(r)	Restricted security deposits

Restricted security deposits include cash deposits held as security for the performance of certain contractual obligations.

(s)	Investments and other financial assets

All investments are initially recognised at cost, being the fair value of the consideration given plus directly attributable transaction costs.  After initial recognition, investments in subsidiaries are carried at cost, less any impairment disclosed in the separate financial statements of Genetic Technologies Limited.  Other investments, which are classified as available-for-sale, are measured at fair value if this can reliably be determined or at cost where fair value cannot be reliably determined.  Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold, or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

Available-for-sale investments

Available-for-sale investments consist of investments in ordinary shares which have no fixed maturity date or coupon rate.  After initial recognition, available-for-sale securities are measured at fair value with gains or losses being recognised as a separate component of equity until such time as the investment is either derecognised or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is recognised in profit or loss.  The fair values of investments that are actively traded in organised financial markets are determined by reference to the quoted market bid prices applicable as at the close of business on the balance sheet date.

The fair value of unlisted available-for-sale investments has been estimated using valuation techniques based on assumptions that are not supported by observable market prices or rates.  Management believes the estimated fair values (where reliably measured) resulting from the valuation techniques and recorded in the balance sheet are reasonable and the most appropriate at the balance sheet date.  Any related changes in fair values are directly recorded in equity.  Available-for-sale investments are measured at approximate market value, where fair value cannot be reliably determined.

(t)	Property, plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value.  Depreciation is calculated on either a straight-line or diminishing value basis over the estimated useful life of the respective asset as follows:

Laboratory / veterinary equipment – 3 to 5 years
Computer equipment – 2 to 5 years
Office equipment – 2 to 5 years
Equipment under hire purchase – 3 years
Leasehold improvements – lease term, being between 4 and 10 years

Costs relating to day-to-day servicing of any item of property, plant and equipment, which may include the cost of small parts, are recognised in profit or loss as incurred.  The cost of replacing larger parts of some items of property, plant and equipment are capitalised when incurred and depreciated over the period until their next scheduled replacement.

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(u)	Intangible assets

Patents

Patents held by the Group are used in the licensing, testing and research areas and are carried at cost and amortised on a straight-line basis over their useful lives, being from 5 to 10 years.  External costs incurred in filing and protecting patent applications, for which no future benefit is reasonably assured, are expensed as incurred.

Research and development costs

Costs relating to research and development activities are expensed as incurred.  An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.  To date, all development costs have been expensed as incurred as their recoverability cannot be regarded as assured.

(v)	Goodwill

Goodwill on acquisition is initially measured at cost, being the excess of the cost of the business combination over the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities.  Following its initial recognition, goodwill is measured at cost less any accumulated impairment losses.  Goodwill is not amortised.

Goodwill is reviewed for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.  Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.  Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.  Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.  Each unit or group of units to which the goodwill is so allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and is not larger than an operating segment in accordance with IFRS 8 (AASB 8) Operating Segments.

(w)	Impairment of assets (other than goodwill)

The Group assesses at each reporting date whether there is an indication that an asset may be impaired.  If any such indication exists, the Group makes an estimate of the asset’s recoverable amount.  An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value-in-use cannot be estimated to be close to its fair value.  In such cases, the asset is tested for impairment as part of the cash-generating unit to which it belongs.  When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  Impairment losses relating to operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at its revalued amount (in which case the impairment loss is treated as a revaluation decrease).

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased.  If such indication exists, the recoverable amount is estimated.  A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised.  If so, the carrying amount of the asset is increased to its recoverable amount.  The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years.  Such reversal is recognised in profit or loss unless it reverses a decrement previously charged to equity, in which case the reversal is treated as a revaluation increase.  After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(x)	Trade and other payables

Trade payables and other payables are carried at amortised cost and represent future liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.  Trade payables and other payables generally have terms of between 30 and 60 days.

(y)	Leases and hire purchase agreements

Finance leases and hire purchase agreements, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments.

Lease and hire purchase payments are apportioned between finance charges and a reduction of the associated liability so as to achieve a constant rate of interest on the remaining balance of the liability.  Finance charges are recognised as an expense in profit or loss.  Capitalised leased assets and assets under hire purchase are depreciated over the shorter of the estimated useful life of the asset or the term of the agreement.  Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases.  Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

(z)	Deferred revenue

License revenues and annuities

License revenues received in respect of future accounting periods are deferred until the Company has fulfilled its obligations under the terms of the agreement.  Where deferred revenue relates to a license agreement with a specific term but the Company has no future performance obligations, the revenue is recognised on a straight-line accruals basis over the term in accordance with the substance of the agreements.  Where revenue has been deferred because the Company has future performance obligations, revenue is recognised as the Company’s performance obligations are satisfied.  Any costs incurred relating to this future revenue are also deferred.

Where a licence agreement provides for the payment of regular annuities to the Company and the licensee has the right to terminate the agreement prior to the payment of those annuities with no penalty, the Company does not recognise revenue until such time as the associated cash payments are received, as it is not considered probable that the benefits of the transaction will flow to the Company until cash collection is made.  Where such annuities are paid in advance, the revenue is allocated on a pro-rata basis with the balance being reflected in the balance sheet as a deferred revenue liability.

Genetic testing revenues

The Company operates testing laboratories which provide genetic testing services.  The Company recognises revenue from the provision of testing services when the testing services have been completed.  Fees received in advance of the testing process are deferred until such time as the Company completes its performance obligations.

Grant revenues

Grants are recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.  When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.  When the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

(aa)	Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.  The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(ab)	Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date.  These benefits include wages and salaries, annual leave and long service leave.  Liabilities arising in respect of wages and salaries, annual leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled.  All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date using the projected unit credit method.  Any unused sick leave is forfeited and not accumulated at year end.  Expenses for non-accumulating sick leave are recognised when the leave is taken during the year and are measured at rates paid or payable.

In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.  Employee benefits expenses and revenues arising in respect of wages and salaries, non-monetary benefits, annual leave, long service leave and other leave benefits and other types of employee benefits are recognised against profits on a net basis in their respective categories.

(ac)	Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Company.  Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a deduction, net of tax, of the share proceeds received.  The Company has a share-based payment option scheme under which options to subscribe for the Company’s shares have been granted to certain executives and other employees (refer Note 27).

(ad)	Interest in joint venture operation

The Group’s interest in its joint venture operation is accounted for by recognising the Group’s assets and liabilities from the joint venture, as well as expenses incurred by the Group and the Group’s share of income earned from the joint venture, in the consolidated financial statements.

(ae)	Reclassifications

Certain reclassifications have been made in the financial statements to ensure that prior year comparatives conform to current year presentations.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

(a)	Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events.  The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying value of certain assets and liabilities within the next annual reporting period are set out below.

Impairment of intangible assets and goodwill

The Group determines whether intangible assets with indefinite useful lives, including goodwill, are impaired on at least a bi-annual basis, in accordance with the accounting policies stated in Notes 2(v) and 2(w).  This process requires an estimation to be made of the recoverable amount of the cash-generating units to which the respective assets are allocated.  These calculations require the use of assumptions which are detailed in Note 16.

Income and withholding taxes

The Group is subject to income and withholding taxes in both Australia and jurisdictions where it has foreign operations.  Significant judgement is required in determining the worldwide provision for income and withholding taxes.  There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.  Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current, deferred and withholding tax provisions in the period in which such determination is made (refer Notes 2(k), 2(l) and 2(m)).  In addition, the Group has considered the recognition of deferred tax assets relating to carried forward tax losses to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilised.  However, utilisation of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped.

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (cont.)

(a)	Significant accounting estimates and assumptions (cont.)

Share-based payments transactions

The Group measures the cost of equity-settled transactions with employees by reference to the value of the equity instruments at the date on which they are granted.  The fair value is determined by an external valuer using a Black-Scholes options pricing model, using the assumptions detailed in Note 33.

Useful lives of assets

The estimation of the useful lives of assets has been based on historical experience as well as lease terms (for leased equipment) and patent terms (for patents).  In addition, the condition of the assets is assessed at least annually and considered against the remaining useful life and adjustments to useful lives are made when considered necessary.  Depreciation and amortisation expenses are detailed in Note 6.

(b)	Significant judgements in applying the entity’s accounting policies

Research and development costs

An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.

To date, all development costs have been expensed as incurred as their recoverability cannot be regarded as assured.  In addition to the costs incurred by the Company’s research and development group, costs of clinical trials are also included.  The costs of research and development are expensed in full in the period in which they are incurred.  The Group will only capitalise its development expenses when the specific milestones are met and when the Group is able to demonstrate that future economic benefits are probable.

4.	OTHER REVENUE

	Consolidated		Genetic Technologies Limited
	2009	2008	2009	2008
	$	$	$	$
License fees received (note)	3,693,866	9,817,710	3,693,866	9,817,356
Royalties and annuities received	1,697,848	913,033	1,697,848	869,307
Interest received	589,594	920,299	575,088	890,441
Rental recovery	30,613	31,945	-	-
Miscellaneous revenue	93	6,133	-	-
Total other revenue	6,012,014	11,689,120	5,966,802	11,577,104

Note:	License fees received includes credits drawn down under the Supply Agreement with Applera Corporation (refer Note 29) of $2,047,207 (2008: $1,057,135).

5.	OTHER INCOME

Grants received and related income	338,724	178,998	-	-
Net gain on disposal of joint venture interest	185,000	-	185,000	-
Net gain on disposal of plant and equipment	100,811	17,608	104,930	-
Reversal of provision for rehabilitation expenses	94,987	-	94,987	-
Net foreign exchange gains	68,007	-	68,679	-
Management fees received	-	-	45,308	20,000
Write-back of provision for diminution of loan	-	80,000	-	80,000
Total other income	787,529	276,606	498,904	100,000

Net gain on disposal of plant and equipment
Proceeds from sale	338,269	70,611	104,930	-
Less: carrying value at date of sale	(237,458)	(53,003)	-	-
Net gain on disposal of plant and equipment	100,811	17,608	104,930	-

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

6.	EXPENSES

	Consolidated		Genetic Technologies Limited
	2009	2008	2009	2008
	$	$	$	$

Cost of sales
Consumables used	1,524,881	-	-	-
Direct labour costs	501,785	-	-	-
Consumables written off	177,173	-	-	-
Total cost of sales	2,203,839	-	-	-

Employee benefits expenses
Wages and salaries	4,206,580	4,255,535	3,945,880	1,383,287
Consulting fees	763,490	863,538	650,252	549,742
Superannuation	382,666	368,978	381,113	125,992
Termination benefits	345,000	82,500	345,000	82,500
Directors’ fees	286,194	316,260	279,004	310,288
Payroll tax	266,783	213,077	268,160	91,035
Staff recruitment, training and amenities	132,841	255,964	121,497	175,834
Fringe benefits tax	67,940	36,841	67,940	36,841
Workers’ compensation costs	31,552	11,740	30,558	5,046
Share-based payments (credit) / expense	(43,497)	164,533	(43,497)	164,533
Total employee benefits expenses	6,439,549	6,568,966	6,045,907	2,925,098

Amortisation and depreciation expenses
Patents	2,947,337	3,544,000	53,337	650,000
Laboratory / veterinary equipment	726,704	670,417	-	-
Equipment under hire purchase	187,678	392,573	122,646	392,573
Computer equipment	78,890	113,129	21,527	39,177
Office equipment	24,449	19,750	6,484	5,560
Leasehold improvements	21,602	15,286	492	-
Motor vehicles	1,336	-	-	-
Total amortisation and depreciation expenses	3,987,996	4,755,155	204,486	1,087,310

Impairment losses and other write-downs
Impairment loss on available-for-sale investments	245,959	-	245,959	-
Doubtful debts expense	71,357	-	-	-
Bad debts written off	709	-	-	-
Write-down of loans to subsidiaries	-	-	3,142,871	8,775,000
Impairment loss on investments in subsidiaries	-	-	359,664	267,045
Impairment loss on patents	-	2,378,000	-	2,378,000
Total impairment losses and other write-downs	318,025	2,378,000	3,748,494	11,420,045

Finance costs
Other finance costs	50,232	34,725	12,040	13,508
Interest paid	39,267	32,038	23,117	32,038
Total finance costs	89,499	66,763	35,157	45,546

Other expenses
Operating lease payments	428,102	453,933	-	-

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

7.	INCOME TAX

	Consolidated		Genetic Technologies Limited
	2009	2008	2009	2008
	$	$	$	$

Income tax expense
Current tax	-	-	-	1,344,005
Deferred tax	-	-	-	-
Aggregate income tax expense	-	-	-	1,344,005

Reconciliation of income tax expense to prima facie tax payable
Loss before income tax expense	(7,858,321)	(5,451,638)	(7,035,755)	(6,770,958)

Tax at the Australian tax rate of 30% (2008: 30%)	(2,357,496)	(1,635,491)	(2,110,726)	(2,031,287)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income

Impairment loss on investments in subsidiaries and write-down of intercompany loan balances	-	-	1,050,761	2,712,614
Share-based payments expense	(13,049)	49,360	(13,049)	49,360
Research and development expenses	(300,000)	(300,000)	-	-
Withholding tax expense	26,886	28,357	26,886	28,357
Other non-deductible items	3,559	8,704	2,855	5,881
	(2,640,100)	(1,849,070)	(1,043,273)	764,925
Tax effect of adjustments relating to temporary differences

Amortisation, impairment and depreciation expenses	1,196,399	1,894,372	61,346	1,026,172
Net movements in provisions	(7,579)	44,145	125,534	11,718
Settlement proceeds from Applera Corporation	(614,162)	(317,141)	(614,162)	(317,141)
Other	(117,256)	(5,964)	(172,566)	(81,840)

Tax losses now utilised	-	-	-	(59,829)

Tax losses not recognised	2,182,698	233,658	1,643,121	-
Income tax expense	-	-	-	1,344,005

Deferred tax assets
Withholding tax	370,346	326,361	370,346	326,361
Deferred revenue	68,702	41,682	-	-
Applera settlement	922,847	1,537,010	922,847	1,537,010
Intangible assets	562,004	-	1,390,770	1,473,068
Doubtful debts	33,900	-	-	-
Amortisation of hire purchase assets	187,678	392,573	122,646	392,573
Provisions	220,299	227,878	219,456	93,922
Total deferred tax assets	2,365,776	2,525,504	3,026,065	3,822,934
Set-off of deferred tax liabilities pursuant to set-off provisions (refer below)	-	(223,898)	-	-
Deferred tax assets on temporary differences not brought to account	(2,365,776)	(2,301,606)	(3,026,065)	(3,822,934)
Total net deferred tax assets	-	-	-	-

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

7.	INCOME TAX (cont.)

	Consolidated		Genetic Technologies Limited
	2009	2008	2009	2008
	$	$	$	$

Deferred tax liabilities
Intangible assets	-	(223,898)	-	-
Total deferred tax liabilities	-	(223,898)	-	-

Tax losses
Unused tax losses for which no deferred tax asset has been recognised	28,566,045	21,290,385	24,393,626	18,916,556
Deferred tax asset @ 30%	8,569,813	6,387,116	7,318,088	5,674,967

Subject to the Group continuing to meet relevant statutory tests, the tax losses are available for offset against future taxable income.

Tax consolidation legislation

Genetic Technologies Limited and its wholly-owned Australian subsidiaries implemented the tax consolidation legislation as from 1 July 2003.  The accounting policy in relation to this legislation is set out in Note 2(k).

The entities in the tax consolidated group have entered into a Tax Sharing Agreement which, in the opinion of the Directors, limits the joint and several liabilities of the wholly-owned entities in the case of a default by the head entity, Genetic Technologies Limited.

The entities have also entered into a Tax Funding Agreement under which the wholly-owned entities fully compensate Genetic Technologies Limited for any current tax payable assumed and are compensated by Genetic Technologies Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Genetic Technologies Limited under the tax consolidation legislation.  The funding amounts are determined by reference to the amounts recognised in the subsidiaries’ financial statements.

The amounts receivable or payable under the Tax Funding Agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year.  During the year ended 30 June 2008, Genetic Technologies Limited assumed $1,344,005 of losses from members of the tax consolidated group.  Payment for these amounts has been settled through the intercompany account in accordance with the Tax Funding Agreement.

As at 30 June 2009, there are no unrecognised temporary differences associated with the Group’s investments in subsidiaries or joint venture, as the Group has no liability for additional taxation should unremitted earnings be remitted (2008: $nil).

8.	LOSS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted loss per share:

	2009	2008
	$	$
Loss for the year	(7,858,321)	(5,451,638)
Loss attributable to minority interests	17,248	5,549
Loss used in calculating loss per share	(7,841,073)	(5,446,089)

Weighted average number of ordinary shares used in calculating loss per share	373,906,149	362,389,899

There have been no other transactions involving ordinary or potential ordinary shares between the reporting date and the date of this Financial Report.

None of the 4,400,000 (2008: 11,175,602) options are considered to be dilutive for the purposes of calculating diluted loss per share and have therefore been excluded from the weighted average number of shares.

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

9.	CASH AND CASH EQUIVALENTS

	Consolidated		Genetic Technologies Limited
	2009	2008	2009	2008
	$	$	$	$
Reconciliation of cash and cash equivalents
Cash at bank and on hand	3,076,902	5,490,846	2,341,176	4,520,882
Short-term deposits	4,750,000	7,429,926	4,750,000	7,429,926
Current cash and cash equivalents	7,826,902	12,920,772	7,091,176	11,950,808
Current cash deposits (refer note)	-	450,000	-	450,000
Total cash and cash equivalents	7,826,902	13,370,772	7,091,176	12,400,808

Note:
As at 30 June 2008, cash amounting to $450,000 was held on deposit as security for a bank guarantee (refer Note 12).  As at 30 June 2009, cash amounting to $301,432 was held on deposit as security for the Company’s hire purchase obligations (refer Notes 19 and 22).

Reconciliation of operating loss
Reconciliation of operating loss after income tax to net cash flows used in or provided by operating activities is as follows:
Operating loss after income tax	(7,858,321)	(5,451,638)	(7,035,755)	(8,114,963)

Adjust for non-cash items
Amortisation and depreciation expenses	3,987,996	4,755,155	204,486	1,087,310
Share-based payments (credit) / expense	(43,497)	164,533	(43,497)	164,533
Impairment losses and other write-downs	318,025	2,378,000	3,748,494	11,420,045
Losses assumed from tax consolidated group	-	-	-	1,344,005
Net draw-downs under Applera settlement (Note 29)	(1,801,628)	(602,395)	(1,801,628)	(602,395)
Net foreign exchange (gains) / losses	(68,007)	254,954	(68,679)	261,958
Net gain on disposal of plant and equipment	(100,811)	(17,608)	(104,930)	-
Fair value of listed shares acquired	(85,000)	-	(85,000)	-

Adjust for changes in assets and liabilities
(Increase)/decrease in trade and other receivables	(232,501)	(949,792)	(19,150)	(106,494)
(Increase)/decrease in prepayments / other assets	410,400	(305,275)	(7,226)	(29,516)
(Increase)/decrease in other financial assets	68,917	7,781	68,917	7,781

Increase/(decrease) in trade and other payables	372,145	222,760	376,609	106,137
Increase/(decrease) in deferred revenue	90,067	(182,376)	-	(216,438)
Increase/(decrease) in withholding tax payable	43,985	1,524	43,985	1,524
Increase/(decrease) in provisions	(25,261)	147,147	407,003	50,503
Net cash flows (used in) / from operating activities	(4,923,491)	422,770	(4,316,371)	5,373,990

Financing facilities available
As at 30 June 2009, the following financing facilities had been negotiated and were available:

Total facilities
Hire purchase facility	2,500,000	2,500,000	2,500,000	2,500,000
Credit cards	147,000	145,000	145,000	145,000

Facilities used as at reporting date
Hire purchase facility (Note 31)	(373,444)	(298,199)	(201,780)	(298,199)
Credit cards	(22,958)	(32,272)	(22,731)	(32,272)

Facilities unused as at reporting date
Hire purchase facility	2,126,556	2,201,801	2,298,220	2,201,801
Credit cards	124,042	112,728	122,269	112,728

Non-cash activities

During the financial year, the Group acquired plant and equipment with an aggregate fair value of $269,420 (2008: $333,444) by means of hire purchase agreements (refer Note 31).  The Group also acquired laboratory equipment with an aggregate fair value of $1,801,628 (2008: $602,345) from draw downs made under the Supply Agreement with Applera Corporation (refer Note 29).

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

10.	TRADE AND OTHER RECEIVABLES (CURRENT)

	Consolidated		Genetic Technologies Limited
	2009	2008	2009	2008
	$	$	$	$
Trade receivables	1,892,766	1,499,428	393,795	305,586
Less: provision for doubtful debts	(113,000)	-	-	-
Net trade receivables	1,779,766	1,499,428	393,795	305,586
Other receivables	44,355	96,010	19,023	91,900
Accrued interest	5,118	1,300	5,118	1,300
Total current trade and other receivables	1,829,239	1,596,738	417,936	398,786

Note:
Trade receivables and other receivables for the Group include amounts due in European Euros of EUR 90,000 (2008: EUR 90,000), US dollars of USD 82,744 (2008: USD 68,100), Chinese yuan of CNY 4,835 (2008: nil) and Swiss francs of CHF 1,226 (2008: nil).

Trade receivables and other receivables for Genetic Technologies Limited include amounts due in European Euros of EUR 90,000 (2008: EUR 90,000), US dollars of USD 80,589 (2008: USD 68,100) and Swiss francs of CHF 1,226 (2008: nil).

Refer Note 38 for details of aging, interest rate and credit risks applicable to trade and other receivables for which, due to their short-term nature, their carrying value approximates their fair value.

11.	PREPAYMENTS AND OTHER ASSETS (CURRENT)

Prepayments	144,438	595,558	134,681	127,455
Consumables at the lower of cost and net realisable value	302,387	261,667	-	-
Total current prepayments and other assets	446,825	857,225	134,681	127,455

12.	PERFORMANCE BOND AND DEPOSITS (CURRENT)

Other deposits	200	200	200	200
Deposit for bank guarantee (note)	-	450,000	-	450,000
Performance bond	-	68,917	-	68,917
Total current performance bond and deposits	200	519,117	200	519,117

Note:
As at 30 June 2008, cash amounting to $450,000 was held on deposit as security for a bank guarantee of less than 12 month’s duration.  Refer Note 38 for details pertaining to the performance bond and other deposits.

13.	RECEIVABLES (NON-CURRENT)

Loans to wholly-owned subsidiaries	-	-	30,089,249	26,320,008
Less: accumulated write-downs	-	-	(24,396,321)	(21,253,450)
Total net non-current receivables	-	-	5,692,928	5,066,558

Reconciliation of accumulated write-downs
Balance at the beginning of the financial year	-	(80,000)	(21,253,450)	(12,478,450)
Add: reversal / (charge) during the year	-	80,000	(3,142,871)	(8,775,000)
Balance at the end of the financial year	-	-	(24,396,321)	(21,253,450)

Note:	Refer Note 38 for details of aging, interest rate and credit risks applicable to other receivables for which their carrying value approximates their fair value.

14.	AVAILABLE-FOR-SALE INVESTMENTS (NON-CURRENT)

Listed shares, at fair value	255,000	-	255,000	-
Unlisted shares, at fair value	245,959	207,195	245,959	207,195
Less: accumulated impairment losses	(245,959)	-	(245,959)	-
Total non-current available-for-sale investments	255,000	207,195	255,000	207,195

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report
15.	PROPERTY, PLANT AND EQUIPMENT

	Consolidated		Genetic Technologies Limited
	2009	2008	2009	2008
	$	$	$	$
Laboratory / veterinary equipment, at cost	5,706,939	3,853,103	-	-
Less: accumulated depreciation	(3,266,741)	(2,630,340)	-	-
Net laboratory / veterinary equipment	2,440,198	1,222,763	-	-
Computer equipment, at cost	799,595	726,020	202,829	132,552
Less: accumulated depreciation	(706,404)	(631,150)	(135,881)	(117,991)
Net computer equipment	93,191	94,870	66,948	14,561
Office equipment, at cost	208,201	162,912	41,995	22,554
Less: accumulated depreciation	(139,192)	(111,865)	(20,284)	(13,800)
Net office equipment	69,009	51,047	21,711	8,754
Equipment under hire purchase, at cost	1,803,996	1,895,669	1,574,905	1,895,669
Less: accumulated depreciation	(1,456,175)	(1,605,097)	(1,391,143)	(1,605,097)
Net equipment under hire purchase	347,821	290,572	183,762	290,572
Leasehold improvements, at cost	129,142	92,209	5,420	-
Less: accumulated depreciation	(69,336)	(47,704)	(492)	-
Net leasehold improvements	59,806	44,505	4,928	-
Total net property, plant and equipment	3,010,025	1,703,757	277,349	313,887

Reconciliation of property, plant and equipment
Opening gross carrying amount	6,729,913	5,897,162	2,050,775	3,169,834
Add: additions purchased during the year	2,282,764	1,023,536	114,611	309,968
Add: additions from acquisition of subsidiary	301,621	-	-	-
Less: disposals made during the year	(666,425)	(190,785)	(340,237)	(1,429,027)
Closing gross carrying amount	8,647,873	6,729,913	1,825,149	2,050,775
Opening accumulated depreciation	(5,026,156)	(3,952,783)	(1,736,888)	(1,677,609)
Add: depreciation expense charged	(1,040,659)	(1,211,155)	(151,149)	(437,310)
Less: disposals made during the year	428,967	137,782	340,237	378,031
Closing accumulated depreciation	(5,637,848)	(5,026,156)	(1,547,800)	(1,736,888)
Total net property, plant and equipment	3,010,025	1,703,757	277,349	313,887

Reconciliation of movements in property, plant and equipment by asset category

	Opening		Additions			Closing
	net carrying	Additions	from acq.	Net disposals	Depreciation	net carrying
Asset category	amount $	during year $	of subsidiary $	during year $	expense $	amount $
Consolidated
Laboratory / veterinary equipment	1,222,763	1,893,851	58,655	(8,367)	(726,704)	2,440,198
Computer equipment	94,870	77,211	-	-	(78,890)	93,191
Office equipment	51,047	32,806	9,605	-	(24,449)	69,009
Equipment under hire purchase	290,572	244,927	-	-	(187,678)	347,821
Leasehold improvements	44,505	33,969	2,934	-	(21,602)	59,806
Motor vehicles	-	-	230,427	(229,091)	(1,336)	-
Totals	1,703,757	2,282,764	301,621	(237,458)	(1,040,659)	3,010,025

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report
15.	PROPERTY, PLANT AND EQUIPMENT (cont.)

Reconciliation of movements in property, plant and equipment by asset category (cont.)

	Opening				Closing
	net carrying	Additions	Net disposals	Depreciation	net carrying
Asset category	amount	during year	during year	expense	amount
	$	$	$	$	$
Genetic Technologies Limited
Computer equipment	14,561	73,914	-	(21,527)	66,948
Office equipment	8,754	19,441	-	(6,484)	21,711
Equipment under hire purchase	290,572	15,836	-	(122,646)	183,762
Leasehold improvements	-	5,420	-	(492)	4,928
Totals	313,887	114,611	-	(151,149)	277,349

16.	INTANGIBLE ASSETS AND GOODWILL

	Consolidated		Genetic Technologies Limited
	2009	2008	2009	2008
	$	$	$	$
Patents (refer notes below)
Patents, at cost	36,319,304	36,059,673	20,978,600	20,978,600
Less: accumulated amortisation and impairment losses	(33,292,255)	(30,085,287)	(20,714,104)	(20,660,767)
Net patents	3,027,049	5,974,386	264,496	317,833

Goodwill (refer notes below)
Goodwill, at cost	1,582,491	315,388	-	-
Total net intangible assets and goodwill	4,609,540	6,289,774	264,496	317,833

Reconciliation of patents
Opening gross carrying amount	36,059,673	35,929,621	20,978,600	20,978,600
Adjust for exchange rate movements	259,631	130,052	-	-
Closing gross carrying amount	36,319,304	36,059,673	20,978,600	20,978,600
Opening accumulated amortisation and impairment losses	(30,085,287)	(24,033,235)	(20,660,767)	(17,632,767)
Add: amortisation expense charged	(2,947,337)	(3,544,000)	(53,337)	(650,000)
Less: impairment loss (refer notes below)	-	(2,378,000)	-	(2,378,000)
Adjust for exchange rate movements	(259,631)	(130,052)	-	-
Closing accumulated amortisation and impairment losses	(33,292,255)	(30,085,287)	(20,714,104)	(20,660,767)
Total net patents	3,027,049	5,974,386	264,496	317,833

Reconciliation of goodwill
Opening gross carrying amount	315,388	315,388	-	-
Add: acquisition of goodwill (refer notes below)	1,267,103	-	-	-
Total net goodwill	1,582,491	315,388	-	-

Impairment notes

Business combination

The opening net book amount of patents and goodwill were purchased as part of various business combinations completed in previous years.  Goodwill was acquired during the year ended 30 June 2009 from the purchase of Frozen Puppies Dot Com Pty. Ltd. (refer Note 36).

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report
16.	INTANGIBLE ASSETS AND GOODWILL (cont.)

Impairment notes (cont.)

Goodwill

Goodwill is allocated to the Group’s cash-generating units (CGUs) on the basis of the appropriate operating segment.  The Group’s goodwill has been allocated to the canine reproductive services business within the operations segment and is carried at cost.  There is no carrying amount of intangible assets with indefinite useful lives allocated to this segment.  In testing goodwill for impairment, the recoverable amount of a CGU is determined based on fair value less costs to sell.  With regard to the assessment of the value in use of the canine reproductive services business, Management believes that no reasonably possible change in any of the following key assumptions would cause the carrying value of the CGU to materially exceed its recoverable amount.  The Directors have used the following key assumptions in determining the value in use calculations:

➢
Business model - the existing canine reproductive services business model is expected to increase margins based on expenditure forecasts and expected efficiency improvements.  In addition, the acquisition of the business was made less than 12 months ago and has recorded a profit in the 2009 financial year.

➢
Market share - Management expects that growth in the Group’s share of the canine reproductive services market is achievable due to the expansion of facilities and the introduction of new products during the next three years and the benefit of being the major provider of these services in Australia and the surrounding region.

Aggregated impairments

Impairment losses have arisen in prior years in respect of patents held within the research segment that resulted from a lack of progress with the research related to the commercialisation of certain applications of the technology covered by these patents.  Management does not consider any other reasonably possible change in assumptions would cause the carrying amount of the CGU to exceed the recoverable amount.  No class of intangible asset or goodwill was impaired during the year ended 30 June 2009.  Further, no change in the useful economic life of these patents was noted.  The remaining amortisation period of the patents carried forward ranges between one to three years.

17.	OTHER ASSETS (NON-CURRENT)

	Consolidated		Genetic Technologies Limited
	2009 $	2008 $	2009 $	2008 $
Investments in subsidiaries
Unlisted shares, at cost	-	-	3,663,754	1,799,746
Less: provision for impairment	-	-	(2,106,333)	(1,773,035)
Net unlisted shares	-	-	1,557,421	26,711
Investment in listed subsidiary, at cost	-	-	424,535	424,535
Less: provision for impairment	-	-	(26,366)	-
Net listed shares	-	-	398,169	424,535
Total net non-current other assets (Note 37)	-	-	1,955,590	451,246

18.	TRADE AND OTHER PAYABLES (CURRENT)

Trade payables	1,624,290	1,292,009	528,300	289,841
Other payables	194,022	228,464	189,342	107,896
Accrued expenses	340,245	265,939	316,479	259,775
Loans from wholly-owned subsidiaries	-	-	3,061,931	1,189,053
Total current trade and other payables	2,158,557	1,786,412	4,096,052	1,846,565

Note:
Trade payables and other payables for the Group include amounts due in US dollars of USD 193,342 (2008: USD 134,166), Canadian dollars of CAD 10,520 (2008: CAD 5,211), Japanese yen of JPY 51,951 (2008: nil), Chinese yuan of CNY 7,791 (2008: nil), Swiss francs of CHF 4,190 (2008: CHF 2,870), New Zealand dollars of NZD 1,318 (2008: nil) and European euros of EUR nil (2008: EUR 22,531).

Trade payables and other payables for Genetic Technologies Limited include amounts due in US dollars of USD 193,342 (2008: USD 100,804) and European euros of EUR nil (2008: EUR 22,531).

Refer Note 38 for details of contractual maturity and management of interest rate, foreign exchange and liquidity risks applicable to trade and other payables for which, due to their short-term nature, their carrying value approximates their fair value.

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

19.	INTEREST-BEARING LIABILITIES (CURRENT)

	Consolidated		Genetic Technologies Limited
	2009 $	2008 $	2009 $	2008 $
Hire purchase liability (Notes 31 and 38)	373,444	111,117	201,780	111,117
Total current interest-bearing liabilities	373,444	111,117	201,780	111,117

Note:
The carrying values of the hire purchase liabilities approximate their fair values.  As at 30 June 2009, the Company had breached one of the covenants of the Master Asset Finance Facility which governs the hire purchase agreements.  Subsequent to balance date, National Australia Bank Limited provided the Company with a letter waiving its right to take any further action in respect of the breach.  As a result of the breach, however, all liabilities in respect of the hire purchase agreements as at 30 June 2009 have been classified as current liabilities in the balance sheet.  There were no breaches of the Facility during the year ended 30 June 2008.

20.	DEFERRED REVENUE (CURRENT)

Genetic testing fees received in advance	152,392	138,941	-	-
Reproductive service fees received in advance	76,616	-	-	-
Total current deferred revenue	229,008	138,941	-	-

21.	PROVISIONS (CURRENT AND NON-CURRENT)

Current provisions
Annual leave	396,198	368,492	393,388	122,757
Long service leave	251,832	220,692	251,832	95,329
Rehabilitation costs	-	94,987	-	94,987
Total current provisions	648,030	684,171	645,220	313,073

Non-current provisions
Long service leave	86,301	75,421	86,301	11,445
Total non-current provisions	86,301	75,421	86,301	11,445
Total provisions	734,331	759,592	731,521	324,518

Reconciliation of annual leave provision
Balance at the beginning of the financial year	368,492	294,419	122,757	103,960
Add: obligation accrued during the year	392,647	272,763	373,119	64,932
Add: balance transferred from subsidiary	-	-	245,735	-
Less: utilised during the year	(364,941)	(198,690)	(348,223)	(46,135)
Balance at the end of the financial year	396,198	368,492	393,388	122,757

Reconciliation of long service leave provision
Balance at the beginning of the financial year	296,113	239,528	106,774	91,557
Add: obligation accrued during the year	45,656	56,585	45,656	15,217
Add: balance transferred from subsidiary	-	-	189,339	-
Less: utilised during the year	(3,636)	-	(3,636)	-
Balance at the end of the financial year	338,133	296,113	338,133	106,774

Reconciliation of provision for rehabilitation costs
Balance at the beginning of the financial year	94,987	78,498	94,987	78,498
Add: costs accrued during the year	-	16,489	-	16,489
Less: obligations sold during the year	(94,987)	-	(94,987)	-
Balance at the end of the financial year	-	94,987	-	94,987

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

22.	INTEREST-BEARING LIABILITIES (NON-CURRENT)

	Consolidated		Genetic Technologies Limited
	2009	2008	2009	2008
	$	$	$	$
Hire purchase liability (Notes 31 and 38)	-	187,082	-	187,082
Total non-current interest-bearing liabilities	-	187,082	-	187,082

Note:
The carrying values of the hire purchase liabilities approximate their fair values.  As at 30 June 2009, the Company had breached one of the covenants of the Master Asset Finance Facility which governs the hire purchase agreements.  Subsequent to balance date, National Australia Bank Limited provided the Company with a letter waiving its right to take any further action in respect of the breach.  As a result of the breach, however, all liabilities in respect of the hire purchase agreements as at 30 June 2009 have been classified as current liabilities in the balance sheet.  There were no breaches of the Facility during the year ended 30 June 2008.

23.	CONTRIBUTED EQUITY

Issued and paid-up capital
Fully paid ordinary shares	71,285,663	70,243,996	71,285,663	70,243,996
Total contributed equity	71,285,663	70,243,996	71,285,663	70,243,996

Movements in shares on issue	2009		2008
	Shares	$	Shares	$
Balance at the beginning of the financial year	362,389,899	70,243,996	362,389,899	70,243,996
Add: shares issued during the year (Note 36)	12,254,902	1,041,667	-	-
Balance at the end of the financial year	374,644,801	71,285,663	362,389,899	70,243,996

Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.  Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Capital management

When managing capital, Management’s objective is to ensure that the Group continues as a going concern as well as to maintain optimal returns for shareholders and benefits for other stakeholders.  Management also aims to maintain a capital structure that ensures the lowest cost of capital available to the entity.  The Group is not subject to any externally imposed capital requirements.

24.	RESERVES

	Consolidated		Genetic Technologies Limited
	2009	2008	2009	2008
	$	$	$	$
Foreign currency translation	(61,338)	(47,930)	-	-
Share-based payments	1,593,237	1,636,734	1,538,540	1,582,037
Net unrealised gains reserve	170,000	-	170,000	-
Total reserves	1,701,899	1,588,804	1,708,540	1,582,037
Reconciliation of foreign currency translation reserve
Balance at the beginning of the financial year	(47,930)	(15,306)	-	-
Add: net currency translation loss	(13,408)	(32,624)	-	-
Balance at the end of the financial year	(61,338)	(47,930)	-	-

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

24.	RESERVES (cont.)

	Consolidated		Genetic Technologies Limited
	2009	2008	2009	2008
	$	$	$	$
Reconciliation of share-based payments reserve
Balance at the beginning of the financial year	1,636,734	1,472,201	1,582,037	1,417,504
Add: share-based payments	(43,497)	164,533	(43,497)	164,533
Balance at the end of the financial year	1,593,237	1,636,734	1,538,540	1,582,037

Reconciliation of net unrealised gains reserve
Balance at the beginning of the financial year	-	-	-	-
Add: net unrealised gains	170,000	-	170,000	-
Balance at the end of the financial year	170,000	-	170,000	-

Nature and purpose of reserves

Foreign currency translation reserve

This reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Share-based payments reserve

This reserve is used to record the value of share-based payments provided to employees and others providing similar services as part of their remuneration.

Net unrealised gains reserve

This reserve is used to record movements in the fair value of available-for-sale investments.

25.	ACCUMULATED LOSSES

	Consolidated		Genetic Technologies Limited
	2009	2008	2009	2008
	$	$	$	$
Balance at the beginning of the financial year	(51,189,189)	(45,743,100)	(55,268,791)	(47,153,828)
Add: net loss attributable to members of Genetic Technologies Limited	(7,841,073)	(5,446,089)	(7,035,755)	(8,114,963)
Balance at the end of the financial year	(59,030,262)	(51,189,189)	(62,304,546)	(55,268,791)

26.	MINORITY INTERESTS

Reconciliation of minority interests in subsidiaries
Balance at the beginning of the financial year	141,462	145,018
Add: movements during the year
Less: share of operating losses	(17,248)	(5,549)
Less: share of movement in reserves	6,133	(9,161)
Net loss attributable to minority interests	(11,115)	(14,710)
Add: share of issued capital	24,398	11,154
Balance at the end of the financial year	154,745	141,462

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

27.	OPTIONS

Options summary

As at 30 June 2009, the following options over ordinary shares in the Company were outstanding.

	2009	Weighted ave. exercise price	2008	Weighted ave. exercise price
Unlisted employee options (refer below)	4,400,000	$0.34	11,175,602	$0.27
Total number of options outstanding	4,400,000	$0.34	11,175,602	$0.27

Unlisted employee options

On 30 November 2001, the Directors of the Company established a Staff Share Plan.  On 19 November 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan.  Under the terms of the respective Plans, the Directors of the Company may grant options over ordinary shares in Genetic Technologies Limited to executives, consultants and employees of the Group.  The options, which are granted at nil cost, are typically granted for a term of 5 years and have various vesting periods.  The options are not transferable and are not quoted on ASX.  The options typically lapse at the earlier of employment termination or 5 years.  As at 30 June 2009, there were 2 executives and 12 employees who held options that had been granted under the Plans.  Options granted under the Plans carry no rights to dividends and no voting rights.  The movements in the number of options that have been granted under the Plans are as follows:

	2009	Weighted ave. exercise price	2008	Weighted ave. exercise price
Balance at the beginning of the financial year	11,175,602	$0.27	11,977,500	$0.52
Add: options granted during the year	-	-	8,150,602	$0.19
Less: options forfeited during the year	(5,700,602)	$0.19	(2,900,000)	$0.41
Less: options expired during the year	(1,075,000)	$0.43	(6,052,500)	$0.57
Balance at the end of the financial year	4,400,000	$0.34	11,175,602	$0.27
Exercisable at the end of the financial year	1,812,500	$0.48	2,837,500	$0.46

No funds were raised from the exercise of options granted under the Staff Share Plan during the year ended 30 June 2009 (2008: $nil).  The numbers of Staff Share Plan options outstanding as at 30 June 2009 by ASX code, including the respective dates of expiry and exercise prices, are tabled below.  Refer Note 33 for further information.  The options listed below are not listed on ASX.

Option description	2009	Weighted ave. exercise price	2008	Weighted ave. exercise price
GTGAA (expiring 6 September 2010)	750,000	$0.48	750,000	$0.48
GTGAD (expiring 12 August 2011)	350,000	$0.43	700,000	$0.43
GTGAE (expiring 12 August 2011)	250,000	$0.53	250,000	$0.53
GTGAH (expiring 31 May 2012)	150,000	$0.40	450,000	$0.40
GTGAI (expiring 30 June 2013)	-	-	1,000,000	$0.13
GTGAK (expiring 11 June 2009)	-	-	200,000	$0.45
GTGAQ (expiring 20 May 2009)	-	-	700,000	$0.44
GTGAS (expiring 20 May 2009)	-	-	175,000	$0.38
GTGAW (expiring 24 September 2012)	-	-	3,650,602	$0.17
GTGAY (expiring 23 October 2012)	2,400,000	$0.22	2,800,000	$0.22
GTGAZ (expiring 27 February 2010)	200,000	$0.56	200,000	$0.56
GTGAZ (expiring 27 February 2010)	300,000	$0.49	300,000	$0.49
Balance at the end of the financial year	4,400,000	$0.34	11,175,602	$0.27

Details of the options issued under the Staff Share Plan that are outstanding as at 30 June 2009 are as follows:

Option description	Vesting details
GTGAA (expiring 6 September 2010)	Vesting fully on 6 September 2008
GTGAD (expiring 12 August 2011)	Vesting fully on 12 August 2009
GTGAE (expiring 12 August 2011)	Vesting fully on 12 August 2009
GTGAH (expiring 31 May 2012)	Vesting fully on 31 May 2010
GTGAY (expiring 23 October 2012)	Vesting fully on 23 October 2010
GTGAZ (expiring 27 February 2010)	Options are fully vested

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

28.	SEGMENT INFORMATION

Identification of reportable segments

The Group has identified its four reportable operating segments based on the similarity of the products produced and sold and/or the services provided, as these represent the sources of the Group’s major risks and have the greatest effect on the rates of return.  The separate groups of similar products and services are then divided into operating businesses, the performances of which are reported to the Chief Executive Officer, the Management team and the Board of Directors on a monthly basis.

Identification of reportable segments

Business segments

Operations – involves the provision of a range of genetic testing and canine reproductive services.

Licensing – involves the out-licensing of the Group’s “non-coding” technology.

Research – involves the undertaking of a range of research and development projects in the field of genetics and related areas.

Corporate – involves the management of the Group’s corporate activities.

Business segments

		Revenues and income			Result	Assets	Liabilities	Amortisation
Segment		Sales	Other	Totals				/depreciation
		$	$	$	$	$	$	$
Operations	2009	5,382,089	98,867	5,480,956	(2,923,258)	5,711,113	(1,453,352)	(872,897)
	2008	3,918,692	17,608	3,936,300	(2,251,040)	2,892,870	(1,186,880)	(1,019,958)
Licensing	2009	-	5,391,714	5,391,714	1,373,993	3,035,475	(309,312)	(2,899,432)
	2008	-	10,730,743	10,730,743	6,000,724	5,975,788	(229,445)	(2,900,722)
Research	2009	-	369,337	369,337	(2,645,438)	861,838	(866,214)	(157,796)
	2008	-	210,943	210,943	(6,000,122)	1,289,373	(740,256)	(761,593)
Corporate	2009	-	939,625	939,625	(3,663,618)	8,369,305	(1,236,808)	(57,871)
(note)	2008	-	1,006,432	1,006,432	(3,201,200)	13,936,547	(1,152,924)	(72,882)
Totals	2009	5,382,089	6,799,543	12,181,632	(7,858,321)	17,977,731	(3,865,686)	(3,987,996)
	2008	3,918,692	11,965,726	15,884,418	(5,451,638)	24,094,578	(3,309,505)	(4,755,155)

		Impairment	Purchases of	Net cash flows (used in) / from
Segment		losses/ write downs	equipment	operating activities	investing activities	financing activities
		$	$	$	$	$
Operations	2009	(72,066)	2,453,760	(1,246,503)	(224,511)	(156,692)
	2008	-	962,904	(1,778,767)	(21,996)	(385,350)
Licensing	2009	-	-	2,658,848	-	-
	2008	-	6,030	7,641,118	(6,030)	-
Research	2009	-	-	(2,882,972)	-	(26,400)
	2008	(2,378,000)	5,675	(2,679,753)	(5,675)	(106,169)
Corporate	2009	(245,959)	130,625	(3,452,864)	(128,680)	(9,499)
	2008	-	48,978	(2,759,828)	(13,698)	(37,380)
Totals	2009	(318,025)	2,584,385	(4,923,491)	(353,191)	(192,591)
	2008	(2,378,000)	1,023,587	422,770	(47,399)	(528,899)

Note:  Other revenue - corporate includes interest received of $589,594 (2008: $920,299) (refer Note 4).

There were no intersegment sales.

Geographic information

Australia – is the home country of the parent entity and the location of the Company’s operations and licensing activities.

China – is the home of Genetic Technologies (Beijing) Limited.

Canada – is the home of Gtech International Resources Limited.

Switzerland – is the home of GeneType AG.

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

28.	SEGMENT INFORMATION (cont.)

Geographic information (cont.)

Revenues are allocated on the basis of the geographical location of the entities which earn them.  The following table presents sales and other income and revenue on the basis of geographical locations for the years ended 30 June 2009 and 30 June 2008.

Segment		Sales revenue	Other	Totals
		$	$	$
Australia	2009	5,331,248	6,798,412	12,129,660
	2008	14,743,959	1,223,833	15,967,792
China	2009	50,841	41	50,882
	2008	-	-	-
Canada	2009	-	1,083	1,083
	2008	-	11,133	11,133
Switzerland	2009	-	7	7
	2008	-	17	17
Totals	2009	5,382,089	6,799,543	12,181,632
	2008	14,743,959	1,234,983	15,978,942

Segment products and locations

The four principal business segments of the Group are operations, licensing, research and corporate.  The principal geographic segment is Australia, with the Company’s headquarters being located in Melbourne in the State of Victoria.

Segment accounting policies

Segment information is prepared in conformity with the accounting policies of the entity as disclosed in Note 2(f) and Accounting Standard IFRS 8 (AASB 8) Operating Segments.  As a result, the primary reporting segments now reflect more closely the information that Management uses to make decisions about operating matters.  Specifically, segment information is disclosed for the licensing, genetic testing and research operations which were previously disclosed within the biotechnology segment.

Interest received (Note 4), finance costs (Note 6) and income tax expense (Note 7) are allocated to the corporate segment as they are not part of the core operations of any other segment.

Major customers

The Group has a number of major customers to which it provides both products and services.  During the year ended 30 June 2009, there were no customers from whom the Group generated revenues representing more than 10% of the total consolidated revenue from operations.

29.	CONTINGENT ASSETS

On 12 December 2005, the Company announced it had reached a final settlement of its patent dispute with Applera Corporation (“Applera”).  As part of the settlement, the parties executed a number of binding agreements, including a supply agreement, pursuant to which Applera agreed to supply the Company with certain equipment and reagents which the Company uses in its genetic testing business.  The total value of these credits was $8,547,500, comprising equipment credits to the value of $4,602,500 and reagent credits to the value of $3,945,000.  As at 30 June 2008, the Company had drawn down equipment and reagents under the supply agreement with a total value of $3,765,823.

During the year ended 30 June 2009, the Company drew down the remainder of the equipment credits, being $2,020,177 (comprising equipment credits of $1,801,628 and service contract credits of $218,549), and further reagent credits of $117,706 under the supply agreement.  Of these amounts, a total of $2,047,207 (comprising equipment credits of $1,929,501 and reagent credits of $117,706) was recognised as income during the year ended 30 June 2009 and disclosed in Note 4 as part of license fees received.  The difference in the balances of the equipment credits of $27,030 represented the balance of certain prepaid service contracts which are being reflected as income as the services are progressively provided to the Company by Applera.  Accordingly, as at 30 June 2009, the Company had a contingent asset representing the remaining reagent credits available to it with a total value of $2,643,794.

30.	CONTINGENT LIABILITIES

The Group had no contingent liabilities as at 30 June 2009.

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

31.	COMMITMENTS AND CONTINGENCIES

	Consolidated		Genetic Technologies Limited
	2009	2008	2009	2008
	$	$	$	$
Hire purchase expenditure commitments
Minimum hire purchase payments
- not later than one year	192,442	134,027	112,176	134,027
- later than one year but not later than five years	221,057	204,532	108,902	204,532
- later than five years	-	-	-	-
Total minimum hire purchase payments	413,499	338,559	221,078	338,559
Less: future finance charges	(40,055)	(40,360)	(19,298)	(40,360)
Present value of hire purchase payments	373,444	298,199	201,780	298,199
Aggregate expenditure commitments comprise:
Current liability (Note 19)	373,444	111,117	201,780	111,117
Non-current liability (Note 22)	-	187,082	-	187,082
Total hire purchase expenditure commitments	373,444	298,199	201,780	298,199

On 14 January 2005, the Company executed a Master Asset Finance Agreement with National Australia Bank Limited in respect of a $2,500,000 asset finance facility (the “Facility”).  Since inception, the Company has financed the acquisition of laboratory and office equipment under the Facility with a total value of $2,235,732.  Each of the Company’s Australian-resident subsidiaries has provided a guarantee to the Company in respect of the Facility.  Refer Note 19 in respect of a breach of the Facility’s terms.

Operating lease expenditure commitments
Minimum operating lease payments
- not later than one year	467,238	466,412	-	-
- later than one year but not later than five years	478,120	965,825	-	-
- later than five years	-	-	-	-
Total minimum operating lease payments	945,358	1,432,237	-	-

Operating leases relates to office, laboratory and veterinary premises located in Fitzroy, Victoria and Beijing, China that were occupied by the Group during the 2009 financial year.  The Fitzroy lease, which is in the name of GeneType Pty. Ltd. (a subsidiary), expires on 30 June 2011.  GeneType Pty. Ltd. has an option to extend the lease at its expiration for a further ten year period.  The premises are owned by Bankberg Pty. Ltd., a company associated with a former Director of the Company, Dr. Mervyn Jacobson (refer Note 34).  GeneType Pty. Ltd. does not have an option to purchase the leased premises at the expiry of the lease period.

The Beijing lease, which is in the name of Genetic Technologies (Beijing) Limited (a subsidiary), expires on 31 August 2011 and relates to office and veterinary premises located in Beijing, China, that were occupied by the Group since September 2008.  The premises are owned by Beijing Jiangrun Pet Resorts.  Any extension of the lease at the end of the lease period will require the agreement of both parties.  Genetic Technologies (Beijing) Limited does not have an option to purchase the leased premises at the expiry of the lease period.

Research and development expenditure commitments
Minimum research and development payments
- not later than one year	237,500	762,500	237,500	762,500
- later than one year but not later than five years	140,750	490,000	140,750	490,000
- later than five years	-	-	-	-
Total minimum research and development payments	378,250	1,252,500	378,250	1,252,500

On 1 April 2008, the Company entered into an Australian Research Council (ARC) Linkage Agreement with the University of Newcastle.  The Agreement relates to the synthesis of novel nematocidal compounds and complements an existing ARC Linkage Agreement that the Company has with the University of Melbourne.  The Company will contribute $90,000 per annum in cash over a period of three years from 2008 to 2010.  As at 30 June 2009, $378,250 remained payable under the Agreement, which included a non-cash in-kind contribution of $243,250.

Genetic technologies limited	2009 Financial Report

31.	COMMITMENTS AND CONTINGENCIES (cont.)

Other capital expenditure commitments

As at 30 June 2009, the Company did not have any other significant contracted capital expenditure commitments.

Other expenditure commitments

As at 30 June 2008, the Company held a direct equity interest in the North Laverton Joint Venture with Regis Resources Limited (“Regis”) which had continuing minimal expenditure requirements as prescribed by the Western Australian Mines Department in respect of its prospecting and exploration licenses and mining leases owned by the joint venture.  On 27 August 2008, the Company sold its entire interest in the joint venture to Regis (refer Note 36).

32.	JOINT VENTURES

As at 30 June 2008, the Company held a 14.66% direct equity interest in the North Laverton Joint Venture with Regis Resources Limited (“Regis”) in Western Australia.  On 27 August 2008, the Company sold its entire interest in the joint venture to Regis (refer Note 36).

33.	EMPLOYEE BENEFITS

Employee options

On 30 November 2001, the Directors of the Company established a Staff Share Plan.  On 19 November 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan.  Under the terms of the respective Plans, the Directors may, at their discretion, grant options over the ordinary shares in the Genetic Technologies Limited to executives, consultants, employees, and formerly Non-Executive Directors, of the Group (refer Note 27).  As at 30 June 2009, there were 2 executives and 12 employees who held options that had been granted under the Plans.  Information regarding the movements in the number of options granted under the Plans is set out in Note 27.

The fair value of each option granted under the Staff Share Plan is estimated by an external valuer using a Black-Scholes option-pricing model with the following assumptions used for grants made during the years ended 30 June 2009 and 2008:

	2009 (note)	2008
Dividend yield	-	-
Historic volatility and expected volatility	N/A	75%
Option exercises prices	N/A	$0.17 to $0.22
Weighted average exercise price	N/A	$0.19
Risk-free interest rate	N/A	5.99% - 6.50%
Expected life of an option	N/A	3 years - 5 years

Note:	No options were granted during the year ended 30 June 2009.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome.

Superannuation commitments

The Group does not have any defined benefit funds.  The Group makes statutory contributions to various superannuation funds on behalf of all employees at a rate of 9% per annum, in addition to making other superannuation contributions as part of salary packaging arrangements with staff.  All contributions are expensed when incurred.  Contributions made by the Group of up to 9% per annum of employees’ wages and salaries are legally enforceable in Australia.

34.	RELATED PARTY DISCLOSURES

Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent company.  As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company.

Genetic technologies limited	2009 Financial Report

34.	RELATED PARTY DISCLOSURES (cont.)

Transactions within the Group

During the year ended 30 June 2009, various transactions within the Group as listed below occurred.  All amounts were charged on commercial, arm’s-length terms and at commercial rates.

➢	AgGenomics Pty. Ltd., a subsidiary, paid interest to the Company amounting to $20,720 (2008: $31,434) in respect of an outstanding loan between the parties.

➢	ImmunAid Pty. Ltd., a subsidiary, paid management fees to the Company amounting to $45,000 (2008: $20,000).

➢	Genetic Technologies Corporation Pty. Ltd. (“GTC”), a subsidiary, paid management fees to the Company amounting to $308 (2008: N/A).

➢	Genetic Technologies (Beijing) Limited (“GTBL”), a subsidiary, paid management fees to GTC amounting to $64 (2008: N/A). GTBL also purchased testing services from GTC at a total cost of $1,484.

Other related party transactions

As at 30 June 2009, $30,089,249 (2008: $26,320,008) was receivable by the Company from its various subsidiaries (Note 13).  As at the same date, an amount of $3,061,931 (2008: $1,189,053) was payable by the Company to its wholly-owned subsidiaries (Note 18).  All such loans are unsecured, generally interest free and there are no fixed terms of repayment.

During the year ended 30 June 2009, GeneType Pty. Ltd., a subsidiary, paid a total of $529,234 (2008: $501,239) to Bankberg Pty. Ltd., a company associated with a former Director and majority shareholder of the Company, Dr. Mervyn Jacobson, for rent and its share of body corporate expenses in respect of the office and laboratory premises in Fitzroy, Victoria that are leased by the Group.  As at 30 June 2009, a dispute existed between the Company and Bankberg Pty. Ltd. in relation to amounts receivable from the landlord in respect of the premises leased by the Company in Fitzroy.  On 28 July 2009, a Letter of Intent was signed by the parties which established the parameters for calculating the amount to be paid as at 30 June 2009.  On 20 August 2009, the parties reached agreement as to the amount of this payment which has been reflected in the Company’s balance sheet as at 30 June 2009.

Also during the year, Genetic Technologies Limited paid a total of $131,851 (2008: $420,219) to Transmedia Inc., another company associated with Dr. Jacobson, in respect of commissions paid in relation to licensing services provided to the Company of $72,401 (2008: $414,133) and reimbursement of associated travel expenses of $59,450 (2008: $6,086).

Finally, during the year ended 30 June 2009, Genetic Technologies Limited paid a total of $99,458 (2008: $79,936) to Government Relations Australia Advisory Pty. Ltd., a company associated with Mr. John Dawkins AO, a former Director of the Company, in respect of consulting services provided to the Company.

All transactions with Key Management Personnel have been entered into under terms and conditions no more favourable than those which the entity would have adopted if dealing at arm’s length.  Please refer to Note 35 for a description of transactions with Key Management Personnel.

35.  KEY MANAGEMENT PERSONNEL DISCLOSURES

Details of Key Management Personnel

Directors	Executives
Fred Bart (Non-Executive Chairman)	Dr. Paul D.R. MacLeman (Chief Executive Officer)
Sidney C. Hack (Non-Executive)	Thomas G. Howitt (Chief Financial Officer and Company Secretary)
Huw D. Jones (Non-Executive)	M. Luisa Ashdown (interim Chief Operating Officer)
Henry Bosch AO (former Non-Executive Chairman)	Michael B. Ohanessian (former Chief Executive Officer)
David Carruthers (former Non-Executive)	Ross Barrow (former Chief Operating Officer)
John S. Dawkins AO (former Non-Executive)
Dr. Mervyn Jacobson (former Non-Executive)
Dr. Leanne Rowe AM (former Non-Executive)

Notes:
Messrs. Bosch, Carruthers, Dawkins, Ohanessian and Dr. Rowe were removed as Directors on 19 November 2008.
Messrs. Hack and Jones were appointed as Non-Executive Directors on 19 November 2008.
Dr. Jacobson resigned as a Director on 12 December 2008.
Dr. MacLeman was appointed as Chief Executive Officer on 4 May 2009.
Mr. Howitt served as Interim Chief Executive Officer of the Company from 17 December 2008 until 3 May 2009.
Ms. Ashdown was appointed as Interim Chief Operating Officer on 7 January 2009.
Mr. Ohanessian was removed as a Director and as Chief Executive Officer of the Company on 19 November 2008.
Mr. Barrow resigned as Chief Operating Officer on 31 December 2008.

Genetic technologies limited	2009 Financial Report

35.	KEY MANAGEMENT PERSONNEL DISCLOSURES (cont.)

Remuneration of Key Management Personnel

	Consolidated		Genetic Technologies Limited
	2009	2008	2009	2008
	$	$	$	$
Short-term employee benefits	963,191	994,176	963,191	994,176
Post-employment benefits	157,926	144,861	157,926	144,861
Termination benefits	345,000	82,500	345,000	82,500
Long-term benefits	12,135	4,759	12,135	4,759
Share-based payments	(34,212)	124,776	(34,212)	124,776
Total remuneration of Key Management Personnel	1,444,040	1,351,072	1,444,040	1,351,072

Optionholdings of Key Management Personnel

30 June 2009

Name of optionholder	Opening	Number of options			Closing	Vested and non-vested as at year end
	balance	Granted	Exercised	Lapsed	balance	Total	Not exercisable	Exercisable
Executive
Dr. Paul D.R. MacLeman	-	-	-	-	-	-	-	-
Thomas G. Howitt	2,000,000	-	-	-	2,000,000	2,000,000	1,062,500	937,500
M. Luisa Ashdown	300,000	-	-	-	300,000	300,000	300,000	-
Michael B. Ohanessian	3,650,602	-	-	(3,650,602)	-	-	-	-
Ross Barrow	1,000,000	-	-	(1,000,000)	-	-	-	-
Totals	6,950,602	-	-	(4,650,602)	2,300,000	2,300,000	1,362,500	937,500

Notes:
Dr. MacLeman and Ms. Ashdown became members of Key Management Personnel during the year ended 30 June 2009.
Mr. Ohanessian and Mr. Barrow ceased to be members of Key Management Personnel during the year ended 30 June 2009.
During the year ended 30 June 2008, a decision was made not to grant further options to Directors of the Company.
The heading “Lapsed” includes options which were forfeited.

30 June 2008

Name of optionholder	Opening	Number of options			Closing	Vested and non-vested as at year end
	balance	Granted	Exercised	Lapsed	balance	Total	Not exercisable	Exercisable
Director
Henry Bosch AO	500,000	-	-	(500,000)	-	-	-	-
Fred Bart	500,000	-	-	(500,000)	-	-	-	-
John S. Dawkins AO	500,000	-	-	(500,000)	-	-	-	-
Dr. Mervyn Jacobson	2,000,000	-	-	(2,000,000)	-	-	-	-
Executive
Michael B. Ohanessian	-	3,650,602	-	-	3,650,602	3,650,602	3,650,602	-
Thomas G. Howitt	1,000,000	1,000,000	-	-	2,000,000	2,000,000	1,312,500	687,500
Ross Barrow	-	1,000,000	-	-	1,000,000	1,000,000	1,000,000	-
Dr. Gary Cobon	750,000	500,000	-	(1,250,000)	-	-	-	-
Totals	5,250,000	6,150,602	-	(4,750,000)	6,650,602	6,650,602	5,963,102	687,500

Notes:
Mr. Ohanessian and Mr. Barrow became members of Key Management Personnel during the year ended 30 June 2008.
Dr. Cobon ceased to be a member of Key Management Personnel during the year ended 30 June 2008.
The heading “Lapsed” includes options which were forfeited.

Genetic technologies limited	2009 Financial Report

35.	KEY MANAGEMENT PERSONNEL DISCLOSURES (cont.)

Shareholdings of Key Management Personnel

30 June 2009

Shares held in Genetic	Opening	Number of shares		Acquired on	Closing
Technologies Limited	balance	Bought	Sold	exercise of options	balance
Director
Fred Bart	25,918,214	-	-	-	25,918,214
Sidney C. Hack	-	-	-	-	-
Huw D. Jones	-	-	-	-	-

Executive
Dr. Paul D.R. MacLeman	-	-	-	-	-
Thomas G. Howitt	-	-	-	-	-
M. Luisa Ashdown	622,045	-	-	-	622,045
Totals	26,540,259	-	-	-	26,540,259

Notes:
Dr. MacLeman and Ms. Ashdown became members of Key Management Personnel during the year ended 30 June 2009.
Mr. Bosch, Mr. Carruthers, Mr. Dawkins, Dr. Jacobson, Dr. Rowe, Mr. Ohanessian and Mr. Barrow all ceased to be members of Key Management Personnel during the year ended 30 June 2009.

30 June 2008

Shares held in Genetic	Opening	Number of shares		Acquired on	Closing
Technologies Limited	balance	Bought	Sold	exercise of options	balance
Director
Henry Bosch AO	185,000	60,406	-	-	245,406
Fred Bart	25,918,214	-	-	-	25,918,214
David Carruthers	-	150,000	-	-	150,000
John S. Dawkins AO	-	-	-	-	-
Dr. Mervyn Jacobson	150,931,900	-	-	-	150,931,900
Dr. Leanne Rowe AM	-	-	-	-	-

Executive
Michael B. Ohanessian	-	70,000	-	-	70,000
Thomas G. Howitt	-	-	-	-	-
Ross Barrow	-	-	-	-	-
Dr. Gary Cobon	-	-	-	-	-
Totals	177,035,114	280,406	-	-	177,315,520

Notes:
Dr. Rowe, Mr. Ohanessian and Mr. Barrow became members of Key Management Personnel during the year ended 30 June 2008.
Dr. Cobon ceased to be a member of Key Management Personnel during the year ended 30 June 2008.

All equity transactions with Key Management Personnel, other than those arising from the exercise of options, have been entered into under terms and conditions no more favourable than those which the entity would have adopted if dealing at arm’s length.

36.	CHANGES IN THE COMPOSITION OF THE ENTITY

(a)	Acquisition of subsidiary

On 22 July 2008, the Company acquired 100% of the issued capital of Frozen Puppies Dot Com Pty. Ltd. (“FPDC”), Australia’s foremost provider of canine reproductive services.  Under the terms of the Agreement between the Company and FPDC, Genetic Technologies Limited acquired 100% of the issued share capital of FPDC in return for the issue to the FPDC shareholders of 12,254,902 ordinary shares in Genetic Technologies Limited and the payment of $500,000 in cash.  The ordinary shares had a fair value of $0.085 each, based on the quoted price of the Company’s shares at the date on which the shares were issued.

Details of the fair values of the identifiable net assets acquired in respect of the FPDC acquisition, together with the carrying amounts of the respective assets and liabilities of that company immediately prior to acquisition, are detailed below.  As at the date of these financial statements, the Company believes that the fair values of the identifiable net assets acquired are the same as the carrying values.

Genetic technologies limited	2009 Financial Report

36.	CHANGES IN THE COMPOSITION OF THE ENTITY (cont.)

(a)	Acquisition of subsidiary (cont.)

	Carrying and fair values
	$	$
Net assets acquired
Assets
Cash and cash equivalents		30,270
Trade and other receivables	115,360
Less: provision for doubtful debts	(41,643)	73,717
Plant and equipment (net of accumulated depreciation)		301,621
Consumables, prepayments and other assets		9,918
Total assets acquired		415,526

Liabilities
Trade and other payables		(132,532)
Net assets acquired		282,994
Goodwill arising on acquisition
Consideration
Issue of 12,254,902 ordinary shares @ $0.085		1,041,667
Cash paid		500,000
Costs of purchase (stamp duty)		8,430
Total consideration		1,550,097

Less: net assets acquired (as above)		(282,994)
Goodwill arising on acquisition		1,267,103
Reconciliation of goodwill arising on acquisition
Investment in Frozen Puppies Dot Com Pty. Ltd.
Value of ordinary shares issued (as above)	1,041,667
Add: cash paid	500,000
Add: stamp duty paid	8,430	1,550,097
Less: share capital of Frozen Puppies Dot Com Pty. Ltd.		(160,002)
Less: retained earnings at date of acquisition		(122,992)
Goodwill arising on acquisition		1,267,103

The goodwill arising on acquisition relates to the future earning potential of the FPDC business.  During the period from 22 July 2008 (being the date of acquisition) to 30 June 2009, FPDC contributed total revenues of $738,959 and net profit of $113,580 to the Group.  If the acquisition had occurred on 1 July 2008, the beginning of the Group’s financial year, Management estimates that the Group’s results would not have been materially impacted.

(b)	Disposal of joint venture interest

As at 30 June 2008, the Company held a 14.66% direct equity interest in the North Laverton Joint Venture with Regis Resources Limited (“Regis”) that had been equity accounted to a nil balance.  The Joint Venture had continuing expenditure requirements as prescribed by the Western Australian Mines Department in respect of its prospecting and exploration licenses and mining leases owned by the joint venture.  By agreement with the joint venture partner, the Company did not contribute any funding towards the project, as these costs were met by its joint venture partner.  As at 30 June 2008, the Company had recorded a provision for $94,987 (refer Note 21) in respect of its share of the estimated rehabilitation costs associated with the North Laverton project.  The amount of the provision was based on calculations provided to the Company by Regis as project manager.

On 27 August 2008, the Company sold its entire interest in the North Laverton Joint Venture to Regis for $185,000 comprising $100,000 in cash and 500,000 fully paid ordinary shares in Regis which had a fair value of $0.17 each on the date of issue.  As at 30 June 2009, the shares had a fair value of $0.51 each.  As part of the sale, the Company also had returned to it a performance bond which had a face value of $68,917 as at 30 June 2008.  Further, the Company was fully indemnified by Regis against any future rehabilitation liabilities which may arise from the exploration activities of the Joint Venture undertaken up until the date of sale.  This indemnification subsequently enabled the Company, during the year ended 30 June 2009, to fully reverse the provision of $94,987 in respect of such liabilities which had been recorded in the Company’s balance sheet as at 30 June 2008.

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

37.	SUBSIDIARIES

The following diagram is a depiction of the Group structure as at 30 June 2009.

Name of Group company	Incorporation details	Group interest (%)		Net carrying value ($)
		2009	2008	2009	2008
Entities held directly by parent
GeneType Pty. Ltd.	5 September 1990 Victoria, Australia	100%	100%	1	1
Genetic Technologies Corporation Pty. Ltd.	11 October 1996 N.S.W., Australia	100%	100%	2	2
RareCellect Pty. Ltd.	7 March 2001 N.S.W., Australia	100%	100%	10	10
GeneType AG	13 February 1989 Zug, Switzerland	100%	100%	7,311	26,698
GeneType Corporation	18 December 1989 California, U.S.A.	100%	100%	-	-
Gtech International Resources Limited	29 November 1968 Yukon Territory, Canada	75.8%	75.8%	398,169	424,535
Frozen Puppies Dot Com Pty. Ltd. (refer note 1 below)	15 February 2006 N.S.W., Australia	100%	N/A	1,550,097	-
ImmunAid Pty. Ltd. (refer note 2 below)	21 March 2001 Victoria, Australia	70.5%	69.2%	-	-
Total carrying value (Note 17)				1,955,590	451,246
Entities held by other subsidiaries
AgGenomics Pty. Ltd.	15 February 2002 Victoria, Australia	50.1%	50.1%	50	50
Genetic Technologies (Beijing) Limited (refer note 3 below)	25 December 2008 Beijing Municipality, China	100%	N/A	-	-

Notes:	1.	Frozen Puppies Dot Com Pty. Ltd. was acquired by Genetic Technologies Limited on 22 July 2008 (refer Note 36).

2.
During the year ended 30 June 2009, outstanding loans between the Company and ImmunAid Pty. Ltd. were converted into additional equity in that company.  The total amount of the loans at the time of the conversions was $346,155.  As a result, the Company increased its interest in ImmunAid Pty. Ltd. by approximately 1.3% to 70.5%.

3.	Genetic Technologies (Beijing) Limited was incorporated by the Group during the year ended 30 June 2009.

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

38.	FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks such as market risk (including currency risk and interest rate risk), credit risk and liquidity risk.  The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group.  The Group uses different methods to measure different types of risk to which it is exposed.  These methods include sensitivity analysis in the case of foreign exchange, interest rate and aging analysis for credit risk.

Risk management is managed by the Group’s Risk Management Committee under guidance provided by the Board of Directors.  The Committee identifies and evaluates financial risks in close cooperation with the Group’s operating units.  The Board, via its Audit Committee, provides guidance for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk and credit risk.

The Group’s principal financial instruments comprise cash at bank and on hand, short-term deposits and hire purchase liabilities.  The Group has other financial assets and liabilities, such as trade receivables and payables, which arise directly from its operations.

The Group does not typically enter into derivative transactions, such as interest rate swaps or forward currency contracts.  It is, and has been throughout the period under review, the Group’s policy that no trading in financial instruments shall be undertaken.  The main risks arising from the Group’s financial instruments are credit risk exposures, liquidity risk, interest rate risk and foreign currency risk.  The policies for managing each of these risks are summarised below.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2.

The Group and Genetic Technologies Limited hold the following financial instruments:

	Consolidated		Genetic Technologies Limited
	2009	2008	2009	2008
	$	$	$	$
Financial assets
Cash at bank / on hand	3,076,902	5,490,846	2,341,176	4,520,882
Short-term deposits	4,750,000	7,429,926	4,750,000	7,429,926
Trade and other receivables	1,829,239	1,596,738	6,110,864	5,465,344
Performance bond and deposits	200	519,117	200	519,117
Available-for-sale investments	255,000	207,195	255,000	207,195

Total financial assets	9,911,341	15,243,822	13,457,240	18,142,464

Financial liabilities
Trade and other payables	2,158,557	1,786,412	4,096,052	1,846,565
Hire purchase liabilities	373,444	298,199	201,780	298,199

Total financial liabilities	2,532,001	2,084,611	4,297,832	2,144,764

Credit risk

The Group’s credit risk is managed on a Group basis.  Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions.  If there is no independent rating, the Group assesses the credit quality of the customer, taking into account its financial position, past experience and other factors.  Individual risk limits are set based on internal or external ratings.  The compliance with credit limits by customers is regularly monitored by Management.  Sales to retail customers are required to be settled in cash or using major credit cards, mitigating credit risk.  The maximum exposures to credit risk as at 30 June 2009 in relation to each class of recognised financial assets is the carrying amount of those assets, as indicated in the balance sheet.

Financial assets included on the balance sheet that potentially subject the Group to concentration of credit risk consist principally of cash and cash equivalents and trade receivables.  In accordance with the guidelines included in the Group’s Short Term Investment Policy, the Group minimises this concentration of risk by placing its cash and cash equivalents with financial institutions that maintain superior credit ratings in order to limit the degree of credit exposure.  For banks and financial institutions, only independently-rated parties with a minimum rating of “A-1” are accepted.  The Group has also established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity.  The Group does not require collateral to provide credit to its customers, however, the majority of the Group’s customers are large, reputable organisations and, as such, the risk of credit exposure is limited.  The Group has not entered into any transactions that qualify as a financial derivative instrument.

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

38.	FINANCIAL RISK MANAGEMENT (cont.)

Credit risk (cont.)

In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant.  As at 30 June 2009, the balance of the Group’s provision for doubtful debts was $113,000, out of a total receivables balance as at that date of $1,829,239.  For some trade receivables, the Group may also obtain security in the form of guarantees, deeds of undertaking or letters of credit which can be called upon if the counterparty is in default under the terms of the agreement.

Credit risk further arises in relation to financial guarantees given by the Group to certain parties in respect of obligations of its subsidiaries.  Such guarantees are only provided in exceptional circumstances.

In assessing the recoverability of intercompany receivables, Genetic Technologies Limited, the parent entity, raises a provision for diminution to ensure that the carrying amount of these receivables does not exceed the net tangible assets of the subsidiaries.

An analysis of the aging of trade and other receivables and trade and other payables is provided below:

	Consolidated		Genetic Technologies Limited
	2009	2008	2009	2008
	$	$	$	$

Trade and other receivables
Current (less than 30 days)	1,597,055	1,442,167	338,287	293,786
31 days to 60 days	133,385	23,897	-	-
61 days to 90 days (note)	25,885	17,035	-	-
Greater than 90 days (note)	72,914	113,639	5,772,577	5,171,558

Total trade and other receivables (Notes 10 and 13)	1,829,239	1,596,738	6,110,864	5,465,344

Trade and other payables
Current (less than 30 days)	2,158,557	1,655,450	1,034,121	545,140
31 days to 60 days	-	7,738	-	99
61 days to 90 days	-	1,814	-	-
Greater than 90 days (note)	-	121,410	3,061,931	1,301,326

Total trade and other payables (Note 18)	2,158,557	1,786,412	4,096,052	1,846,565

Note:
Trade and other receivables for Genetic Technologies Limited that are greater than 90 days include net amounts receivable from wholly-owned subsidiaries of $5,692,928 (2008: $5,066,558) (refer Note 13).  Trade and other payables for Genetic Technologies Limited that are greater than 90 days include amounts payable to wholly-owned subsidiaries of $3,061,931 (2008: $1,189,053) (refer Note 18).  The loans to and from these subsidiaries are interest free and there are no fixed terms of repayment.

A total of $98,799 in net trade and other receivables greater than 60 days is past due, of which a total of $78,716 had been received prior to the date of this Financial Report.  The Company considers that the remaining $20,083 is recoverable and not impaired.

Market risk

Foreign currency risk

The Group and the parent entity operate internationally and are exposed to foreign currency exchange risk, primarily with respect to the US dollar and Canadian dollar, through financial assets and liabilities.  It is the Group’s policy not to hedge these transactions as the exposure is considered to be minimal from a consolidated operations perspective.  Further, as the Group incurs expenses payable in US dollars, the financial assets that are held in US dollars provide a natural hedge for the Group.

Foreign exchange risk arises from planned future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations.  The risk is measured using sensitivity analysis and cash flow forecasting.

The Group has a Foreign Exchange Management Policy which was developed to establish a formal framework and procedures for the efficient management of the financial risks that impact on Genetic Technologies Limited through its activities outside of Australia, predominantly in the United States.  The policy governs the way in which the financial assets and liabilities of the Group that are denominated in foreign currencies are managed and any risks associated with that management are identified and addressed.  Under the policy, which is to be updated on a regular basis as circumstances dictate, the Group generally retains in foreign currency only sufficient funds to meet the expected expenditures in that currency.  Surplus funds, if any, are converted into Australian dollars as soon as practicable after receipt.

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

38.	FINANCIAL RISK MANAGEMENT (cont.)

Market risk (cont.)

As at 30 June 2009, the Group and Genetic Technologies Limited held the following financial assets and liabilities that were denominated in foreign currencies:

Consolidated	Year	USD	CAD	EUR	JPY	GBP	CNY	NZD	CHF
Financial assets
Cash at bank / on hand	2009	4,047	380,971	-	-	206	470,904	6,034	9,079
	2008	63,212	437,032	-	47,350	-	-	-	7,848

Trade and other receivables	2009	82,744	-	90,000	-	-	4,835	-	1,226
	2008	68,100	-	90,000	-	-	-	-	-

Available-for-sale investments	2009	-	-	-	-	-	-	-	-
	2008	198,120	-	-	-	-	-	-	-

Total financial assets	2009	86,791	380,971	90,000	-	206	475,739	6,034	10,305
	2008	329,432	437,032	90,000	47,350	-	-	-	7,848

Financial liabilities
Trade and other payables	2009	193,342	10,520	-	51,951	-	7,791	1,318	4,190
	2008	134,166	5,211	22,531	-	-	-	-	2,870

Total financial liabilities	2009	193,342	10,520	-	51,951	-	7,791	1,318	4,190
	2008	134,166	5,211	22,531	-	-	-	-	2,870

Genetic Technologies Limited
Financial assets
Cash at bank / on hand	2009	4,047	34	-	-	-	-	-	-
	2008	62,995	34	-	-	-	-	-	-

Trade and other receivables	2009	80,589	-	90,000	-	-	-	-	1,226
	2008	68,100	-	90,000	-	-	-	-	-

Available-for-sale investments	2009	-	-	-	-	-	-	-	-
	2008	198,120	-	-	-	-	-	-	-

Total financial assets	2009	84,636	34	90,000	-	-	-	-	-
	2008	329,215	34	90,000	-	-	-	-	-

Financial liabilities
Trade and other payables	2009	193,342	-	-	-	-	-	-	-
	2008	100,804	-	22,531	-	-	-	-	-

Total financial liabilities	2009	193,342	-	-	-	-	-	-	-
	2008	100,804	-	22,531	-	-	-	-	-

Notes:	USD – United States dollars	CAD – Canadian dollars	EUR – European euros	JPY – Japanese yen
	GBP – Great Britain pounds	CNY – Chinese yuan	NZD – New Zealand dollars	CHF – Swiss francs

During the year ended 30 June 2009, the Australian dollar / US dollar exchange rate decreased by 15.8%, from 0.9562 at the beginning of the year to 0.8055 at the end of the year.  During the same period, Australian dollar / Canadian dollar exchange rate decreased by 4.3%, from 0.9722 at the beginning of the year to 0.9303 at the end of the year.

Based on the financial instruments held at 30 June 2009, had the Australian dollar weakened / strengthened by 10% against the US dollar with all other variables held constant, the Group’s loss for the year would have been $15,000 lower / $12,000 higher (2008: $23,000 lower / $19,000 higher), mainly as a result of changes in the values of cash and cash equivalents which are denominated in US dollars, as detailed in the above tables.  The loss for Genetic Technologies Limited for the year would have been $15,000 lower / $12,000 higher (2008: $27,000 lower / $22,000 higher) for the same reason.

Based on the financial instruments held at 30 June 2009, had the Australian dollar weakened / strengthened by 10% against the Canadian dollar with all other variables held constant, the Group’s loss for the year would have been $44,000 lower / $36,000 higher (2008: $49,000 lower / $40,000 higher), due to changes in the values of cash and cash equivalents which are denominated in Canadian dollars, as detailed in the above tables.  There would be no effect on the loss for Genetic Technologies Limited.

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

38.	FINANCIAL RISK MANAGEMENT (cont.)

Market risk (cont.)

Interest rate risk

The Group’s main interest rate risk arises in relation to its short-term deposits with various financial institutions.  If rates were to decrease, the Group may generate less interest revenue from such deposits.  However, given the relatively short duration of such deposits, the associate risk is relatively minimal.  The Group also has various hire purchase liabilities with fixed interest rates.  While these rates do not vary once the contract has been executed, the Group may be subject to interest rate movements if it were to acquire additional assets via similar contracts in the future.

The Group has a Short Term Investment Policy which was developed to efficiently manage the Group’s surplus cash and cash equivalents.  In this context, the Group adopts a prudent approach that is tailored to cash forecasts rather than seeking high returns that may compromise access to funds as and when they are required.  Under the policy, the Group seeks to deposit its surplus cash in a range of deposits / securities over different time frames and with different institutions in an effort to diversify its portfolio and minimise risk.

On a monthly basis, Management provides the Board with a detailed list of all cash and cash equivalents, showing the periods over which the cash has been deposited, the name and credit rating of the institution holding the deposit and the interest rate at which has been deposited.  A comparison of interest rate movements from month to month and a variance to an 11am deposit rate is also provided.

At 30 June 2009, if interest rates had changed by +/- 50 basis points from the year-end rates, with all other variables held constant, the Group’s loss for the year would have been $39,000 lower / higher (2008: $67,000 lower / higher), mainly as a result of higher / lower interest income from cash and cash equivalents.  The loss for Genetic Technologies Limited for the year would have been $35,000 lower / higher (2008: $62,000 lower / higher) for the same reason.  Consolidated equity for the Group would have been $39,000 higher / lower (2008: $67,000 higher / lower) mainly as a result of an increase / decrease in the fair value of cash and cash equivalents.  Equity for Genetic Technologies Limited would have been $35,000 higher / lower (2008: $62,000 higher / lower) for the same reason.

The exposure to interest rate risks and the effective interest rates of financial assets and liabilities, both recognised and unrealised, for both the Group and Genetic Technologies Limited are as follows:

	Year	Floating rate	Fixed rate	Carrying amount	Weighted ave. effective rate	Ave. maturity period
Consolidated		$	$	$	%	days
Financial assets
Cash at bank / on hand (note)	2009	3,076,902	-	3,076,902	2.47%	At call
	2008	5,490,846	-	5,490,846	6.33%	At call
Short-term deposits	2009	-	4,750,000	4,750,000	4.37%	89
	2008	-	7,429,926	7,429,926	7.71%	73
Performance bond / deposits	2009	-	200	200	-	At call
	2008	-	519,117	519,117	7.86%	93
Totals	2009	3,076,902	4,750,200	7,827,102
	2008	5,490,846	7,949,043	13,439,889
Financial liabilities
Hire purchase liabilities	2009	-	373,444	373,444	9.45%	714
	2008	-	298,199	298,199	9.26%	914
Totals	2009	-	373,444	373,444
	2008	-	298,199	298,199

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

38.	FINANCIAL RISK MANAGEMENT (cont.)

Market risk (cont.)

	Year	Floating rate	Fixed rate	Carrying amount	Weighted ave. effective rate	Ave. maturity period
Genetic Technologies Limited		$	$	$	%	days
Financial assets
Cash at bank / on hand (note)	2009	2,341,176	-	2,341,176	3.22%	At call
	2008	4,520,882	-	4,520,882	6.96%	At call
Short-term deposits	2009	-	4,750,000	4,750,000	4.37%	89
	2008	-	7,429,926	7,429,926	7.71%	73
Performance bond / deposits	2009	-	200	200	-	At call
	2008	-	519,117	519,117	7.86%	93
Totals	2009	2,341,176	4,750,200	7,091,376
	2008	4,520,882	7,949,043	12,469,925
Financial liabilities
Hire purchase liabilities	2009	-	201,780	201,780	9.33%	350
	2008	-	298,199	298,199	9.26%	914
Totals	2009	-	201,780	201,780
	2008	-	298,199	298,199

Notes:	All periods in respect of financial assets are for less than one year.

In respect of the hire purchase liabilities attributable to the Group, the interest rates are fixed for the terms of the facility, which is less than one year ($164,128) and between one and five years ($209,316).

In respect of the hire purchase liabilities attributable to Genetic Technologies Limited, the interest rates are fixed for the terms of the facility, which is less than one year ($97,459) and between one and five years ($104,321).

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities, such as its hire purchase and credit card facilities.  The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and, wherever possible, matching the maturity profiles of financial assets and liabilities.  Due to the dynamic nature of the underlying businesses, Management aims to maintain flexibility in funding by keeping committed credit lines available.  Surplus funds are generally only invested in instruments that are tradeable in highly liquid markets.

A balanced view of cash inflows and outflows affecting the Group is summarised in the table below:

	Year	< 6 months	6 to 12 months	1 to 5 years	> 5 years	Totals
Consolidated		$	$	$	$	$
Financial assets
Cash at bank / on hand	2009	3,076,902	-	-	-	3,076,902
	2008	5,490,846	-	-	-	5,490,846
Short-term deposits	2009	4,750,000	-	-	-	4,750,000
	2008	7,429,926	-	-	-	7,429,926
Trade and other receivables	2009	1,829,239	-	-	-	1,829,239
	2008	1,596,738	-	-	-	1,596,738
Performance bond and deposits	2009	200	-	-	-	200
	2008	69,117	450,000	-	-	519,117
Available-for-sale investments	2009	-	-	255,000	-	255,000
	2008	-	-	207,195	-	207,195
Total financial assets	2009	9,656,341	-	255,000	-	9,911,341
	2008	14,586,627	450,000	207,195	-	15,243,822

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

38.	FINANCIAL RISK MANAGEMENT (cont.)

Liquidity risk (cont.)

	Year	< 6 months	6 to 12 months	1 to 5 years	> 5 years	Totals
Consolidated		$	$	$	$	$
Financial liabilities
Trade and other payables	2009	2,158,557	-	-	-	2,158,557
	2008	1,786,412	-	-	-	1,786,412
Hire purchase liabilities	2009	80,131	83,997	209,316	-	373,444
	2008	54,425	56,692	187,082	-	298,199
Total financial liabilities	2009	2,238,688	83,997	209,316	-	2,532,001
	2008	1,840,837	56,692	187,082	-	2,084,611
Net maturity	2009	7,417,653	(83,997)	45,684	-	7,379,340
	2008	12,745,790	393,308	20,113	-	13,159,211

A balanced view of cash inflows and outflows affecting Genetic Technologies Limited is summarised in the table below:

	Year	< 6 months	6 to 12 months	1 to 5 years	> 5 years	Totals
Genetic Technologies Limited		$	$	$	$	$
Financial assets
Cash at bank / on hand	2009	2,341,176	-	-	-	2,341,176
	2008	4,520,882	-	-	-	4,520,882
Short-term deposits	2009	4,750,000	-	-	-	4,750,000
	2008	7,429,926	-	-	-	7,429,926
Trade and other receivables	2009	417,936	-	-	-	417,936
	2008	398,786	-	-	-	398,786
Performance bond and deposits	2009	200	-	-	-	200
	2008	69,117	450,000	-	-	519,117
Available-for-sale investments	2009	-	-	255,000	-	255,000
	2008	-	-	207,195	-	207,195
Total financial assets	2009	7,509,312	-	255,000	-	7,764,312
	2008	12,418,711	450,000	207,195	-	13,075,906
Financial liabilities
Trade and other payables	2009	4,096,052	-	-	-	4,096,052
	2008	1,846,565	-	-	-	1,846,565
Hire purchase liabilities	2009	47,593	49,866	104,321	-	201,780
	2008	54,425	56,692	187,082	-	298,199
Total financial liabilities	2009	4,143,645	49,866	104,321	-	4,297,832
	2008	1,900,990	56,692	187,082	-	2,144,764
Net maturity	2009	3,365,667	(49,866)	150,679	-	3,466,480
	2008	10,517,721	393,308	20,113	-	10,931,142

The Group had access to the following undrawn borrowing facilities as at 30 June 2009:

	Facility limit	Amount used	Amount available
Nature of facility	$	$	$
Master Asset Finance Facility	2,500,000	(373,443)	2,126,557
Credit card facilities	147,000	(22,958)	124,042

Note:
The Master Asset Finance Facility may be drawn at any time, subject to compliance with applicable banking covenants, and is subject to annual review (refer Note 19 in respect of a breach of the terms of the Facility).

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

38.	FINANCIAL RISK MANAGEMENT (cont.)

Liquidity risk (cont.)

The remaining contractual maturities of the financial liabilities of the Group and Genetic Technologies Limited are:

	Consolidated		Genetic Technologies Limited
	2009	2008	2009	2008
	$	$	$	$
Financial liabilities
< 6 months	2,238,688	1,840,837	4,143,645	1,900,990
6 months to 12 months	83,997	56,692	49,866	56,692
1 year to 5 years	209,316	187,082	104,321	187,082
> 5 years	-	-	-	-
Total financial liabilities	2,532,001	2,084,611	4,297,832	2,144,764

Fair value estimation

As at 30 June 2009, the Group’s available-for-sale investments have been recognised at their fair values.  The following methods and assumptions are used to determine the fair values of financial assets and liabilities:

Cash and cash equivalents: the carrying amount approximates fair value due to their short term to maturity.

Trade and other receivables: the carrying amount approximates fair value.

Consumables: the carrying amount approximates fair value.

Performance bond and deposits: the carrying amount approximates fair value due to its short term to maturity.

Unlisted shares: the carrying amount has been written down to recoverable amount which approximates fair value.

Trade and other payables: the carrying amount approximates fair value.

Accrued expenses: the carrying amount approximates fair value.

Hire purchase liabilities: the carrying amount approximates fair value.

39.	AUDITORS’ REMUNERATION

	Consolidated		Genetic Technologies Limited
	2009	2008	2009	2008
	$	$	$	$
Audit services
Ernst & Young Australia in respect of:
Audit of the Company’s Financial Report	541,532	177,500	541,532	177,500
Other audit firms in respect of:
Audit of the Financial Reports of subsidiaries	10,826	8,241	-	-
Total remuneration in respect of audit services	552,358	185,741	541,532	177,500
Non-audit services
Ernst & Young Australia in respect of:
Tax advice and compliance services	99,480	38,350	99,480	38,350
Ernst & Young South Korea in respect of:
Due diligence and advisory services	20,618	-	20,618	-
Total auditors’ remuneration	672,456	224,091	661,630	215,850

Note:	Audit fees paid during the year ended 30 June 2009 include the fees paid by the Company to Ernst & Young in respect of its US reporting requirements for the year ended 30 June 2008.

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

40.	SUBSEQUENT EVENTS

As at 30 June 2009, a dispute existed between the Company and its landlord, Bankberg Pty. Ltd. (a company associated with former Director Dr. Mervyn Jacobson) in relation to amounts receivable from the landlord in respect of the premises leased by the Company in Fitzroy, Victoria.  On 28 July 2009, a Letter of Intent was signed by the parties which established the parameters for calculating the amount to be paid as at 30 June 2009.  On 20 August 2009, the parties reached agreement as to the amount of this payment which has been reflected in the Company’s balance sheet as at 30 June 2009.

Apart from this transaction, there have been no other significant events which have occurred after balance date.

GENETIC TECHNOLOGIES LIMITED	2009 Financial Report

DIRECTORS’ DECLARATION

In accordance with a resolution of the Directors of Genetic Technologies Limited, I state that:

1.	In the opinion of the Directors:

(a)
the Financial Report, and the additional disclosures included in the Directors’ Report which are designated as audited, of the Company and the Group are in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the Company’s and the Group’s financial position as at 30 June 2009 and of their performance for the year ended on that date; and

(ii)	complying with Accounting Standards and the Corporations Regulations 2001; and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2.
This declaration has been made after receiving the declarations required to be made to the Directors in accordance with section 295A of the Corporations Act 2001 for the financial year ended 30 June 2009.

On behalf of the Board.

FRED BART
Non-Executive Chairman

Melbourne, 28 August 2009

ERNST & YOUNG	Ernst & Young Building 8 Exhibition Street Melbourne VIC 3000 Australia GPO Box 67 Melbourne VIC 3001 Tel: +61 3 9288 8000 Fax: +61 3 8650 7777 www.ey.com/au

Auditor’s Independence Declaration to the Directors of Genetic Technologies Limited

In relation to our audit of the financial report of Genetic Technologies Limited for the financial year ended 30 June 2009, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

/s/ Ernst & Young

Ernst & Young

/s/ Fiona M. Campbell

Fiona M. Campbell
Partner

28 August 2009

Independent auditor’s report to the members of Genetic Technologies Limited

Report on the Financial Report

We have audited the accompanying financial report of Genetic Technologies Limited, which comprises the balance sheet as at 30 June 2009, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 2(a), the directors also state that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have met the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which precedes the audit report. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Auditor’s Opinion

In our opinion:

1.	the financial report of Genetic Technologies Limited is in accordance with the Corporations Act 2001, including:

i.	giving a true and fair view of the financial position of Genetic Technologies Limited and the consolidated entity at 30 June 2009 and of their performance for the year ended on that date; and

ii.	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.

2.	the financial report also complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 7 to 14 of the directors’ report for the year ended 30 June 2009. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s Opinion

In our opinion the Remuneration Report of Genetic Technologies Limited for the year ended 30 June 2009, complies with section 300A of the Corporations Act 2001.

/s/ Ernst & Young
Ernst & Young

/s/Fiona M. Campbell
Fiona M. Campbell
Partner

Melbourne
28 August 2009